Form 10-K405, Exhibit 13
period 2000-12-31
SPECTRANETICS CORP
filed 2001-03-30
CIK 789132

                                                                  EXHIBIT 13.1

                             SELECTED FINANCIAL DATA

                 THE SPECTRANETICS CORPORATION AND SUBSIDIARIES


The following selected financial data, as of and for each year in the six-year period ended December 31, 2000, are derived from our consolidated financial statements. The information set forth below should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this annual report, and the Consolidated Financial Statements and Notes thereto. The selected consolidated balance sheet data as of December 31, 2000 and 1999, and other financial data for each year in the three-year period ended December 31, 2000, have been derived from our audited financial statements also included elsewhere herein. The selected historical consolidated balance sheet data as of December 31, 1998, 1997, 1996 and 1995, and other financial data for the years ended December 31, 1997, 1996 and 1995, are derived from, and are qualified by reference to, audited financial statements of the Company not included herein. All data have been adjusted to exclude the operations of Polymicro Technologies, Inc., the Company's wholly owned subsidiary, which was sold in June 1999.

                                                                              Years Ended December 31,

   (In thousands, except per-share data)             2000          1999          1998          1997          1996          1995
                                                   --------      --------      --------      --------      --------      --------
   STATEMENT OF OPERATIONS DATA
   Revenue                                         $ 26,900        22,305        18,565        14,696        13,661        10,384
   Cost of revenue                                    8,282         7,397         7,347         6,787         6,172         5,270
   Marketing and sales                               12,987         9,894         8,971         7,216         5,182         4,261
   General and administrative                         4,856         4,008         3,317         2,995         2,343         2,176
   Royalties expense                                  1,376         1,044           649           621           645           481
   Research and development                           3,911         3,578         2,512         2,125         1,597         1,336
   Litigation settlement costs, net                   3,654            --            --            --            --            --
   Reorganization costs
     and litigation reserves                          1,200         1,358            --            --            --            --
                                                   --------      --------      --------      --------      --------      --------
   Operating loss                                  $ (9,366)       (4,974)       (4,231)       (5,048)       (2,278)       (3,140)
   Other income, net                                    838           758            95           202           380           596
                                                   --------      --------      --------      --------      --------      --------
   Loss from continuing operations                 $ (8,528)       (4,216)       (4,136)       (4,846)       (1,898)       (2,544)
                                                   --------      --------      --------      --------      --------      --------
   Net income (loss)                               $ (8,698)        5,169        (3,275)       (4,620)       (1,367)       (2,219)
                                                   ========      ========      ========      ========      ========      ========
   Loss from continuing operations per
    share -- basic and diluted                     $  (0.36)        (0.19)        (0.22)        (0.26)        (0.10)        (0.14)
   Weighted average common
     shares outstanding                              23,298        22,407        19,018        18,654        18,430        18,331
                                                   --------      --------      --------      --------      --------      --------

                                                                                 As of December 31,

   (In thousands, except per-share data)             2000          1999          1998          1997          1996          1995
                                                   ------------------------------------------------------------------------------
   BALANCE SHEET DATA
   Working capital                                 $ 11,337         8,957         4,536         7,587         8,787         8,301
   Cash, cash equivalents, and
     investment securities                           11,921        20,125         4,158         8,590         7,150         7,047
   Equipment, net                                     4,760         3,675         3,129         1,628         2,190         1,570
   Total assets                                      27,360        34,038        21,385        24,778        22,316        24,343
   Long-term debt including capital
     lease obligations, net of current portion        1,649           411         1,433         1,376           451           521
   Shareholders' equity                              15,716        23,386        11,268        14,063        18,510        19,747
   Book value per common share outstanding         $   0.67          1.02          0.59          0.75          1.00          1.08

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

                 THE SPECTRANETICS CORPORATION AND SUBSIDIARIES

We develop, manufacture, market and service an excimer laser unit and fiber optic delivery system for minimally invasive surgical procedures within the cardiovascular system. Our CVX-300(R) excimer laser is the only system approved by the FDA for multiple cardiovascular procedures, including coronary angioplasty and removal of faulty pacemaker and defibrillator leads. Our laser system competes against alternative technologies including balloon catheters, cardiovascular stents and mechanical atherectomy devices.

Our growth strategy is to increase utilization of our FDA-approved products, expand our installed base of laser systems and develop additional procedures for our excimer laser system. In 1997, we secured FDA approval to use our excimer laser system for removal of pacemaker and defibrillator leads. We are currently conducting three major clinical trials evaluating the use of our excimer laser system to treat blocked arteries to improve circulation in the upper and lower leg (the PELA and LACI trials), and to treat restenosed stents (the LARS trial). We believe the PELA and LACI trials are on schedule to result in additional FDA-approved applications in the United States in 2003, if successful. We expect the LARS trial to take at least several years to complete.

In June 1999, we sold our wholly owned subsidiary, Polymicro Technologies, Inc.
(PTI), a manufacturer and distributor of drawn silica glass products, which include capillary tubing and specialty fiber optics. The operations of PTI are reflected in our financial statements as a discontinued operation. Our discussion and analysis contained herein focuses on our continuing medical business only.

For the year ended December 31, 2000, we reclassified regulatory expenses as part of research and development costs; in prior years regulatory expenses had been included in general and administrative expenses. All prior years have been reclassified to conform to the current classification.

RESULTS OF OPERATIONS (Overview)

REVENUE

   (In thousands)                    2000          1999          1998
                                    --------      --------      --------
   Core Medical
     United States                  $ 24,052        19,457        13,124
     Europe                            2,848         2,848         2,374
                                    --------      --------      --------
     Subtotal                         26,900        22,305        15,498
   USSC                                   --            --         3,067
                                    --------      --------      --------
   TOTAL                            $ 26,900        22,305        18,565
                                    ========      ========      ========

LOSS FROM CONTINUING OPERATIONS

   (In thousands)                     2000          1999          1998
                                    --------      --------      --------
   Core Medical
     United States                  $ (6,165)       (2,317)       (3,468)
     Europe                           (2,363)       (1,599)       (2,465)
                                    --------      --------      --------
     Subtotal                         (8,528)       (4,216)       (5,933)
   USSC                                   --            --         1,797
                                    --------      --------      --------
   TOTAL                            $ (8,528)       (4,216)       (4,136)
                                    ========      ========      ========

In this section we discuss 2000 and 1999 core medical revenue and loss from continuing operations. In all years presented, core medical revenue excludes shipments to United States Surgical Corporation (USSC) under a license and supply agreement entered into in 1997. There have been no shipments under this supply agreement since 1998.

YEAR ENDED DECEMBER 31, 2000,
COMPARED WITH YEAR ENDED DECEMBER 31, 1999

Core medical revenue in 2000 was $26,900,000, up $4,595,000, or 21 percent, from 1999. The increase is due to a 27 percent increase in disposable products revenue and a 22 percent increase in service revenue, partially offset by a 3 percent decline in equipment revenue.

The increase in disposable products revenue, which primarily consists of single-use catheter products, is attributable to a 63 percent increase in lead removal devices and a 16 percent increase in angioplasty catheters.

For the year ended December 31, 2000, we placed 48 excimer laser systems, compared with 38 in 1999. However, equipment revenue decreased 3 percent in 2000 due to lower unit sales of our CVX-300 laser systems, which was partially offset by an increase in rental revenue resulting from the success of our Evergreen rental

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

                 THE SPECTRANETICS CORPORATION AND SUBSIDIARIES


program. Rental revenue under this program, which was introduced in July 1999, varies on a sliding scale depending on the customer's catheter purchases each month.

Service revenue increased 22 percent in 2000 due to the larger installed base of the Company's excimer laser systems. At December 31, 2000, the installed base included 312 excimer laser systems, compared with 264 at December 31, 1999.

Gross margin increased to 69 percent in 2000 from 67 percent in 1999. This improvement was due to a combination of attaining manufacturing efficiencies as well as a change in sales mix to disposable products revenue in relation to total revenue. Disposable products generate higher margins than equipment or service.

Operating expenses grew 41 percent in 2000 to $27,984,000, compared with $19,882,000 in 1999. In 2000, net litigation settlement costs of $3,654,000 and reorganization costs of $1,200,000 were recognized. In 1999, reorganization costs and litigation reserves of $1,358,000 were recognized. Excluding those costs, operating expenses grew 25 percent in 2000 to $23,130,000 from $18,524,000 in 1999, for the reasons discussed below.

Marketing and sales expenses increased 31 percent in 2000 to $12,987,000, compared with $9,894,000 in 1999. This increase is primarily related to costs for additional sales personnel and increased commissions resulting from higher U.S. revenue. We doubled our U.S. field sales organization in the last half of 1999 compared with 1998, and then expanded it an additional 30 percent in 2000.

General and administrative expenses grew 21 percent to $4,856,000 in 2000 from $4,008,000 in 1999. This increase is primarily due to increased personnel-related expenses and the absence of an allocation to our former industrial business.

Royalties expense represents payments to third parties under license agreements enabling us to use their technology in our products. Royalties expense increased 32 percent to $1,376,000 in 2000, due to increased revenue compared with 1999 and additional royalties beginning in October 2000 related to the settlement of a patent infringement lawsuit.

Research and development expenses increased nine percent in 2000 to $3,911,000. This increase is primarily due to higher costs for clinical trials associated with peripheral angioplasty to clear blockages in the upper and lower leg and the debulking of blockages within restenosed, or clogged, stents.

In October 2000, we entered into a settlement and release agreement related to a patent infringement lawsuit filed in August 1999. The agreement provides that each party release all claims and counterclaims against each other, and that we enter into a license agreement and pay a royalty for use of certain patents in the United States and abroad, until the expiration of the last patent on November 15, 2005. In addition, we recorded a net charge of $3,654,000 during the year ended December 31, 2000, to reflect the cost of past and current-year royalties to the agreement date, and legal fees related to this suit, offset by our release from a prior obligation to provide defined medical devices to USSC, a division of Tyco International. In addition, the settlement provided that we receive 15 lasers for future sale. The payments for past royalties will be made in three annual installments, which began in November 2000.

Reorganization costs of $1,200,000 to restructure our European operations were recorded in 2000, compared with reorganization costs and litigation reserves totaling $1,358,000 in 1999. The 1999 costs primarily reflected litigation reserves for legal proceedings relating to a patent infringement lawsuit, but also included costs related to a business restructuring in Europe.

Interest income increased 20 percent in 2000 to $923,000, due to higher average cash and investment balances as a result of cash received from the private placement of common stock in February 1999 and the cash received from the sale of Polymicro in June 1999. Interest expense decreased slightly from the prior year and related primarily to interest charges on our equipment loan.

Loss from continuing operations in 2000 was $8,528,000, compared with $4,216,000 in 1999. The higher operating loss was primarily due to increases in expenses discussed above, especially litigation settlement costs, partially offset by higher revenue and gross margin. Excluding reorganization reserves and litigation costs from both years, the loss in 2000 was $3,674,000, compared with $2,858,000 in 1999.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

                 THE SPECTRANETICS CORPORATION AND SUBSIDIARIES


YEAR ENDED DECEMBER 31, 1999, COMPARED WITH YEAR ENDED DECEMBER 31, 1998

On August 6, 1999, one of our competitors, Boston Scientific Corporation, announced a product recall of its rotational atherectomy system. We believe that a large part of the increase within our coronary angioplasty product line revenue during the last half of 1999 was directly related to the recall. Boston Scientific responded to the recall by supplying its customers with an earlier generation rotational atherectomy system and has since received FDA clearance to reintroduce the product that had been recalled.

Core medical revenue increased 44 percent in 1999 to $22,305,000 from $15,498,000 in 1998. Disposable products sales were up 56 percent, equipment revenue was up 34 percent, and service revenue was up 20 percent compared with 1998 amounts.

The increase in disposable products revenue was due to a 78 percent increase in angioplasty catheters, a 22 percent increase in lead removal devices, and a 154 percent increase in peripheral catheters. Peripheral catheters are used to clear blockages in the arteries of the legs and are CE Mark-approved in Europe and undergoing clinical trials in the United States.

For the year ended December 31, 1999, we placed 38 excimer laser systems, compared with 27 in 1998. Equipment revenue increased in 1999 primarily due to increased unit sales of CVX-300 laser systems. In addition, rental revenue contributed to the increase. We introduced the Evergreen rental program in July 1999.

Service revenue increased in 1999 due to the larger installed base of excimer laser systems. At December 31, 1999, the installed base included 264 excimer laser systems, compared with 226 at December 31, 1998.

Gross margin increased to 67 percent in 1999 from 60 percent in 1998. This improvement was due to a combination of improved manufacturing efficiencies, price increases averaging five percent on all catheter products effective in December 1998, and a higher proportion of disposable products revenue in relation to total revenue. Disposable products generate higher margins than equipment or service.

Operating expenses increased 29 percent in 1999 to $19,882,000, compared with $15,449,000 in 1998.

Marketing and sales expenses increased ten percent to $9,894,000 in 1999 from $8,971,000 in 1998. The increase was due to additional sales personnel and increased commissions resulting from higher revenue.

General and administrative expense increased 21 percent to $4,008,000 in 1999 from $3,317,000 in 1998, primarily as a result of increased legal fees.

Royalties expense increased 61 percent to $1,044,000 in 1999 due to higher revenue.

Research and development expense increased 42 percent to $3,578,000 in 1999. This increase is due to increased product development and clinical trial activities.

Reorganization costs and litigation reserves totaling $1,358,000 were recorded in 1999. These costs include costs related to the restructuring of Spectranetics International B.V., and litigation reserves for legal proceedings relating to a patent infringement lawsuit.

Interest income more than tripled in 1999 to $771,000 from $213,000 in 1998, due to higher average cash and investment balances resulting from our private placement of common stock in February 1999 and the sale of Polymicro in June 1999. Interest expense decreased slightly from the prior year, primarily due to lower interest charges on an equipment loan.

Loss from continuing operations in 1999 increased two percent to $4,216,000, from $4,136,000 in 1998, primarily due to increased operating expenses, partially offset by higher revenue and gross margin.

INCOME TAXES

At December 31, 2000, we had net operating loss carryforwards for federal income tax purposes of approximately $76 million, which are available to offset future federal taxable income, if any, and expire at varying dates through 2020. The annual use of the net operating loss carryforwards is limited under Section 382 of the Internal Revenue Code of 1986.

We also had research and experimental tax credit carryforwards for federal income tax purposes at December 31, 2000, of approximately $3.2 million, which are available to reduce future federal income taxes, if any, and expire at varying dates through 2019. The annual use of portions of the research and experimental credit carryforwards is also limited under Section 382 of the Internal Revenue Code of 1986.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

                 THE SPECTRANETICS CORPORATION AND SUBSIDIARIES


LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2000, we had cash, cash equivalents and investment securities of $11,921,000, compared with $20,125,000 at December 31, 1999.

Cash used in operations in 2000 totaled $7,612,000, primarily due to the $8,698,000 net loss and $1,740,000 of increased inventories, including inventory transferred to equipment held for rental or loan. These uses of cash were partially offset by cash provided by growth in accounts payable and accrued liabilities of $2,103,000, related to increased operating expenses in 2000 and the settlement of a patent infringement lawsuit.

The table below presents the change in receivables and inventory in relative terms, through the presentation of financial ratios. Days sales outstanding is calculated by dividing the ending net accounts receivable balance by the average daily sales from the fourth quarter. Inventory turns is calculated by dividing annualized cost of sales for the fourth quarter by ending inventory.

                                        2000       1999
                                        ----       ----
   Days sales outstanding                 78         74
   Inventory turns                       3.2        3.0

The increase in days sales outstanding as of December 31, 2000, compared with December 31, 1999, relates primarily to a higher level of extended payment terms granted to international customers.

Cash provided by investing activities of $4,876,000 in 2000 was due primarily to the sale and maturity of $5,455,000 of investment securities. Capital expenditures were $579,000 for the year ended December 31, 2000, compared with $431,000 for the year ended December 31, 1999.

Net cash provided by financing activities was $59,000, comprised of $1,045,000 of proceeds from the sale of common stock to employees through stock option exercises and the employee stock purchase plan, offset by $986,000 of principal payments on debt and capital lease obligations.

At December 31, 2000, 1999 and 1998, we had placed a number of systems on rental or loan programs. A total of $4,839,000, $3,331,000 and $2,350,000 were recorded as equipment held for rental or loan at December 31, 2000, 1999 and 1998, respectively, and are being depreciated over three to five years. We will continue to offer these programs as we execute our strategy of increasing our presence in major cardiac centers.

We currently use two placement programs in addition to the sale of laser systems:

1. Evergreen rental program -- This rental program was introduced in July 1999. Rental revenue under this program varies on a sliding scale depending on the customer's catheter purchases each month. Rental revenue is invoiced on a monthly basis and revenue is recognized upon invoicing.

2. Evaluation programs -- We "loan" a laser system to an institution for use over a short period of time, usually three to six months. The loan of the equipment is to create awareness of our products and their capabilities, and no revenue is earned or recognized in connection with the placement of a loaned laser (although disposable products sales result from the laser placement). The laser unit is transferred to the equipment held for rental or loan account upon shipment, and depreciation expense is recorded based upon a three- to five-year expected life of the unit.

We believe our liquidity and capitalization as of December 31, 2000, are sufficient to meet our operating and capital requirements through December 31, 2001. Revenue increases from current levels and attaining profitability will be necessary to sustain us over the long term.

CONVERSION TO THE EURO

On January 1, 1999, eleven countries in Europe adopted a common currency, the "euro," and exchange rates between the currencies of the eleven countries were fixed against the new euro. The former currencies of those eleven countries will remain legal tender as denominations of the euro until January 1, 2002, and goods and services may be paid for using either the euro or the former currency until that time.

Spectranetics International B.V. intends to continue using the Dutch guilder as its functional currency until switching to the euro for the fiscal year beginning January 1, 2002.

Due to the size of our Spectranetics International B.V. operation in relation to our consolidated results, conversion to the euro is not expected to have a material effect on our consolidated financial results of operations.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

                 THE SPECTRANETICS CORPORATION AND SUBSIDIARIES


RISK FACTORS

THIS ANNUAL REPORT CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934. SUCH STATEMENTS ARE BASED ON CURRENT ASSUMPTIONS THAT INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL OUTCOMES AND RESULTS TO DIFFER MATERIALLY. FOR A DESCRIPTION OF SUCH RISKS AND UNCERTAINTIES, WHICH COULD CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM ANY ANTICIPATED RESULTS, PERFORMANCE OR ACHIEVEMENTS, PLEASE SEE THE DISCUSSION BELOW. SPECTRANETICS DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FINANCIAL PROJECTIONS OR FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

WE HAVE CONTINUED TO SUFFER LOSSES. We have incurred net losses since our inception in June 1984. At December 31, 2000, we had accumulated $76.3 million in net losses since inception. Although we anticipate attaining profitability in the foreseeable future, we may be unable to increase sales or achieve profitability.

OUR SMALL SALES AND MARKETING TEAM MAY BE UNABLE TO COMPETE WITH OUR LARGER COMPETITORS OR REACH ALL POTENTIAL CUSTOMERS. Many of our competitors have larger sales and marketing operations than we do. This allows those competitors to spend more time with potential customers and to focus on a larger number of potential customers, which gives them a significant advantage over our team in making sales.

OUR PRODUCTS MAY NOT BE ACCEPTED IN THEIR MARKETS. Excimer laser technology competes with more established therapies for restoring circulation to clogged or obstructed arteries. Market acceptance of the excimer laser system depends on our ability to provide adequate clinical and economic data that shows the clinical efficacy of, and patient benefits from, excimer laser angioplasty and lead removal.

WE MAY BE UNABLE TO COMPETE SUCCESSFULLY IN OUR HIGHLY COMPETITIVE INDUSTRY IN WHICH MANY OTHER COMPETITORS ARE BIGGER COMPANIES. Our primary competitors are manufacturers of products used in competing therapies, such as:

o balloon angioplasty, which uses a balloon to push obstructions out of the way;

o    stent implantation;

o    open chest bypass surgery; and

o    atherectomy, a mechanical method for removing arterial blockages.

We believe that the primary competitive factors in the interventional cardiovascular market are:

o    the ability to treat a variety of lesions safely and effectively;

o the impact of managed care practices, related reimbursement to the health care provider, and procedure costs;

o    ease of use;

o    size and effectiveness of sales forces; and

o    research and development capabilities.

SCIMED Life Systems, Inc. (a subsidiary of Boston Scientific Corporation), Cordis Corporation (a subsidiary of Johnson & Johnson Interventional Systems), Advanced Cardiovascular Systems, Inc. (a subsidiary of Guidant Corporation), and Medtronic AVE are the leading balloon angioplasty manufacturers. In addition, a recent entrant to the market is Interventional Technologies, Inc. The leading stent providers in the United States are SCIMED, Cordis, Advanced Cardiovascular Systems and Medtronic, Inc. Manufacturers of atherectomy devices include Heart Technology, Inc. (a subsidiary of Boston Scientific Corporation), and Devices for Vascular Intervention, Inc. (a subsidiary of Guidant Corporation).

We also compete with companies marketing lead extraction devices or removal methods, such as mechanical sheaths. Our competitors include Cook Vascular Inc., which markets on a worldwide basis, and VascoMed in Europe.

Almost all of our competitors have substantially greater financial, manufacturing, marketing and technical resources than we do. We expect competition to intensify.

FAILURE OF THIRD PARTIES TO REIMBURSE MEDICAL PROVIDERS FOR OUR PRODUCTS MAY REDUCE OUR SALES. We sell our CVX-300 laser unit primarily to hospitals, which then bill third-party payors, such as government programs and private insurance plans, for the services the hospitals provide using the CVX-300 laser unit. Unlike balloon angioplasty and atherectomy, laser angioplasty requires the purchase or lease of expensive capital equipment. In some circumstances, the amount reimbursed to hospitals for procedures involving our products may not be adequate to cover a hospital's costs. We do not believe that reimbursement has materially adversely affected our business to date, but continued cost containment measures could hurt our business in the future.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

                 THE SPECTRANETICS CORPORATION AND SUBSIDIARIES


In addition, the FDA has required that the label for the CVX-300 laser unit state that adjunctive balloon angioplasty was performed together with laser angioplasty in most of the procedures we submitted to the FDA for pre-market approval. Adjunctive balloon angioplasty requires the purchase of a balloon catheter in addition to the laser catheter. While all approved procedures using the excimer laser system are reimbursable, some third-party payors attempt to deny reimbursement for procedures they believe are duplicative, such as adjunctive balloon angioplasty performed together with laser angioplasty. Third-party payors may also attempt to deny reimbursement if they determine that a device used in a procedure was experimental, was used for a non-approved indication or was not used in accordance with established pay protocols regarding cost effective treatment methods. Hospitals that have experienced reimbursement problems or expect to experience reimbursement problems may not purchase our excimer laser systems in the future.

TECHNOLOGICAL CHANGE MAY RESULT IN OUR PRODUCTS BECOMING OBSOLETE. We derive substantially all of our revenue from the sale or lease of the CVX-300 laser unit, related disposable devices and service. Technological progress or new developments in our industry could adversely affect sales of our products. Many companies, some of which have substantially greater resources than we do, are engaged in research and development for the treatment and prevention of coronary artery disease. These include pharmaceutical approaches as well as development of new or improved angioplasty, atherectomy or other devices. Our products could be rendered obsolete as a result of future innovations in the treatment of vascular disease.

REGULATORY COMPLIANCE IS VERY EXPENSIVE AND CAN OFTEN BE DENIED OR SIGNIFICANTLY DELAYED. The industry in which we compete is subject to extensive regulation by the FDA and comparable state and foreign agencies. Complying with these regulations is costly and time consuming. International regulatory approval processes may take longer than the FDA approval process. If we fail to comply with applicable regulatory requirements, we may be subject to, among other things -- fines, suspensions of approvals, seizures or recalls of products, operating restrictions and criminal prosecutions. We may be unable to obtain future regulatory approval in a timely manner, or at all, if existing regulations are changed or new regulations are adopted. For example, the FDA approval process for the use of excimer laser technology in clearing blocked arteries in the lower leg has taken longer than we anticipated due to requests for additional clinical data and changes in regulatory requirements.

FAILURES IN CLINICAL TRIALS MAY HURT OUR BUSINESS. All of Spectranetics' potential products are subject to extensive regulation and will require approval from the FDA and other regulatory agencies prior to commercial sale. The results from pre-clinical testing and early clinical trials may not be predictive of results obtained in subsequent clinical trials. Companies in the medical device industry have suffered significant setbacks in various stages of clinical trials, even in advanced clinical trials, after apparently promising results had been obtained in earlier trials.

The development of safe and effective products is highly uncertain and subject to numerous risks. The product development process may take several years, depending on the type, complexity, novelty and intended use of the product. Product candidates that may appear to be promising in development may not reach the market for a number of reasons. Product candidates may:

o    be found ineffective;

o    take longer to progress through clinical trials than had been anticipated;
     or

o    require additional clinical data and testing.

We cannot guarantee that we will gain FDA approval to market the use of our excimer laser system to treat blocked arteries in the upper and lower leg, and restenosed stents. If we do not receive these FDA approvals, our business may suffer.

OUR EUROPEAN OPERATIONS HAVE NOT BEEN SUCCESSFUL AND OUR RESTRUCTURING IN EUROPE MAY NOT BE SUCCESSFUL. In January 2001 we established a distributor relationship in Germany, and now utilize distributors throughout Europe. The sales and marketing efforts on our behalf by distributors in Europe could be unsuccessful.

WE ARE EXPOSED TO THE PROBLEMS THAT COME FROM HAVING INTERNATIONAL OPERATIONS. For the year ended December 31, 2000, our revenue from international operations represented 12 percent of consolidated revenue. Changes in overseas economic conditions, currency exchange rates, foreign tax laws or tariffs, or other trade regulations could adversely affect our ability to market our products in foreign countries. As we expand our international operations, we expect our sales and expenses denominated in foreign currencies to expand.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

                 THE SPECTRANETICS CORPORATION AND SUBSIDIARIES


WE HAVE IMPORTANT SOLE-SOURCE SUPPLIERS AND MAY BE UNABLE TO REPLACE THEM IF THEY STOP SUPPLYING US. We purchase certain components of our CVX-300 laser unit from several sole-source suppliers. We do not have guaranteed commitments from these suppliers and order products through purchase orders placed with these suppliers from time to time. While we believe that we could obtain replacement components from alternative suppliers, we may be unable to do so.

POTENTIAL PRODUCT LIABILITY CLAIMS AND INSUFFICIENT INSURANCE COVERAGE MAY HURT OUR BUSINESS. We are subject to risk of product liability claims. We maintain product liability insurance with coverage and aggregate maximum amounts of $5,000,000.

The coverage limits of our insurance policies may be inadequate, and insurance coverage with acceptable terms could be unavailable in the future.

OUR PATENTS AND PROPRIETARY RIGHTS MAY NOT BE SUFFICIENT TO PROTECT US; WE MAY INFRINGE OTHER COMPANIES' RIGHTS. We hold patents and licenses to use patented technology, and have patent applications pending. Our applications for patents may not be granted. In addition, our patents may not be sufficiently broad to protect our technology or to give us any competitive advantage. Our patents could be challenged as invalid or circumvented by competitors. In addition, the laws of certain foreign countries do not protect our intellectual property rights to the same extent as do the laws of the United States. We do not have patents in many foreign countries. We could be adversely affected if any of our licensors terminate our licenses to use patented technology.

Although we are not aware of any, there may be patents and patent applications owned by others relating to laser and fiber-optic technologies, which, if determined to be valid and enforceable, may be infringed by Spectranetics. Holders of certain patents, including holders of patents involving the use of lasers in the body, may contact us and request that we enter into license agreements for the underlying technology. We cannot guarantee a patent holder will not file a lawsuit against us and prevail. If we decide that we need to license technology, we may be unable to obtain these licenses on favorable terms or at all. We may not be able to develop or otherwise obtain alternative technology.

Litigation concerning patents and proprietary rights is time-consuming, expensive, unpredictable and could divert the efforts of our management. An adverse ruling could subject us to significant liability, require us to seek licenses and restrict our ability to manufacture and sell our products.

OUR STOCK PRICE MAY CONTINUE TO BE VOLATILE. The market price of our common stock, similar to other small-cap medical device companies, has been, and is likely to continue to be, highly volatile. The following factors may significantly affect the market price of our common stock:

o    fluctuations in operating results;

o announcements of technological innovations or new products by Spectranetics or our competitors;

o    governmental regulation;

o    developments with respect to patents or proprietary rights;

o public concern regarding the safety of products developed by Spectranetics or others;

o    failure to obtain FDA approval to market our products for new indications;

o    general market conditions; and

o financing future operations through additional issuances of equity securities, which may result in dilution to existing stockholders and falling stock prices.

PROTECTIONS AGAINST UNSOLICITED TAKEOVERS IN OUR RIGHTS PLAN, CHARTER AND BYLAWS MAY REDUCE OR ELIMINATE OUR STOCKHOLDERS' ABILITY TO RESELL THEIR SHARES AT A PREMIUM OVER MARKET PRICE. We have a stockholder rights plan that may prevent an unsolicited change of control of Spectranetics. The rights plan may adversely affect the market price of our common stock or the ability of stockholders to participate in a transaction in which they might otherwise receive a premium for their shares. Under the rights plan, rights to purchase preferred stock in certain circumstances have been issued to holders of outstanding shares of common stock, and rights will be issued in the future for any newly issued common stock. Holders of the preferred stock are entitled to certain dividend, voting and liquidation rights that could make it more difficult for a third party to acquire Spectranetics.

Our charter and bylaws contain provisions relating to issuance of preferred stock, special meetings of stockholders and amendments of the bylaws that could have the effect of delaying, deferring or preventing an unsolicited change in the control of Spectranetics. Our Board of Directors is elected for staggered three-year terms, which prevents stockholders from electing all directors at each annual meeting and may have the effect of delaying or deferring a change in control.

                          INDEPENDENT AUDITORS' REPORT
                 THE SPECTRANETICS CORPORATION AND SUBSIDIARIES


The Board of Directors and Shareholders
The Spectranetics Corporation:

We have audited the accompanying consolidated balance sheets of The Spectranetics Corporation and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations and other comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Spectranetics Corporation and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.



/s/ KPMG LLP

Denver, Colorado

February 2, 2001

                           CONSOLIDATED BALANCE SHEETS
                 THE SPECTRANETICS CORPORATION AND SUBSIDIARIES




                                                                                        December 31,
 (In thousands, except share amounts)                                                2000          1999
                                                                                   --------      --------
ASSETS
Current assets:
   Cash and cash equivalents                                                       $  2,195         4,900
   Investment securities available for sale                                           9,726            --
   Securities held to maturity                                                           --         3,468
   Trade accounts receivable, less allowance for
     doubtful accounts of $398 and $120, respectively                                 6,097         5,461
   Inventories                                                                        2,585         2,746
   Prepaid expenses and other                                                           729           595
                                                                                   --------      --------

         Total current assets                                                        21,332        17,170
                                                                                   --------      --------

Equipment and leasehold improvements, at cost:
   Manufacturing equipment and computers                                              6,220         5,773
   Leasehold improvements                                                               830           751
   Equipment held for rental or loan                                                  4,839         3,331
   Furniture and fixtures                                                               175           178
                                                                                   --------      --------

         Total                                                                       12,064        10,033
   Less accumulated depreciation and amortization                                    (7,304)       (6,358)
                                                                                   --------      --------

         Net equipment and leasehold improvements                                     4,760         3,675
Intangible assets, net                                                                  908         1,138
Other assets                                                                            360           298
Long-term investment securities held to maturity                                         --        11,757
                                                                                   --------      --------

         Total assets                                                              $ 27,360        34,038
                                                                                   ========      ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                                $    814         1,127
   Accrued liabilities                                                                7,838         5,181
   Deferred revenue                                                                   1,182           917
   Current portion of long-term debt                                                    146           942
   Current portion of capital lease obligations                                          15            46
                                                                                   --------      --------

         Total current liabilities                                                    9,995         8,213
                                                                                   --------      --------

Deferred revenue                                                                         --         2,028
Long-term portion of settlement obligation                                            1,415            --
Long-term debt, net of current portion                                                  215           376
Capital lease obligations, net of current portion                                        19            35
                                                                                   --------      --------

         Total liabilities                                                           11,644        10,652
                                                                                   --------      --------

Shareholders' equity:
   Preferred stock, $.001 par value.  Authorized 5,000,000 shares; none issued           --            --
   Common stock, $.001 par value. Authorized 60,000,000 shares; issued and
     outstanding: 23,425,880 shares in 2000 and 23,037,188 shares in 1999                23            23
   Additional paid-in capital                                                        92,259        91,112
   Accumulated other comprehensive loss                                                (247)         (128)
   Accumulated deficit                                                              (76,319)      (67,621)
                                                                                   --------      --------

         Total shareholders' equity                                                  15,716        23,386
                                                                                   --------      --------
Commitments and contingencies (notes 6, 8, 9, 11, 15 and 16)
                                                                                   --------      --------
         Total liabilities and shareholders' equity                                $ 27,360        34,038
                                                                                   ========      ========


(See accompanying notes to consolidated financial statements.)

     CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME

                THE SPECTRANETICS CORPORATION AND SUBSIDIARIES



                                                                                Years Ended December 31,
   (In thousands, except share and per-share amounts)                    2000              1999              1998
                                                                     ------------      ------------      ------------
   Revenue - Core Medical                                            $     26,900            22,305            15,498
   Revenue - USSC                                                              --                --             3,067
                                                                     ------------      ------------      ------------
           Total                                                           26,900            22,305            18,565
                                                                     ------------      ------------      ------------
   Cost of revenue - Core Medical                                           8,282             7,397             6,077
   Cost of revenue - USSC                                                      --                --             1,270
                                                                     ------------      ------------      ------------
           Total                                                            8,282             7,397             7,347
                                                                     ------------      ------------      ------------
   Gross margin - Core Medical                                             18,618            14,908             9,421
   Gross margin - USSC                                                         --                --             1,797
                                                                     ------------      ------------      ------------
           Gross margin                                                    18,618            14,908            11,218
                                                                     ------------      ------------      ------------
   Operating expenses:
     Marketing and sales                                                   12,987             9,894             8,971
     General and administrative                                             4,856             4,008             3,317
     Royalties expense                                                      1,376             1,044               649
     Research and development                                               3,911             3,578             2,512
     Litigation settlement costs, net                                       3,654                --                --
     Reorganization costs and litigation reserves                           1,200             1,358                --
                                                                     ------------      ------------      ------------
           Total operating expenses                                        27,984            19,882            15,449
                                                                     ------------      ------------      ------------
           Operating loss                                                  (9,366)           (4,974)           (4,231)
   Other income (expense):
     Interest income                                                          923               771               213
     Interest expense                                                        (104)             (156)             (190)
     Other, net                                                                19               143                72
                                                                     ------------      ------------      ------------
           Total                                                              838               758                95
                                                                     ------------      ------------      ------------
           Net loss from continuing operations                             (8,528)           (4,216)           (4,136)
   Discontinued operations:
     Gain on sale (income taxes) of discontinued industrial
       subsidiary, Polymicro Technologies, Inc.                              (170)            8,664                --
     Income from operations of discontinued industrial
       subsidiary, Polymicro Technologies, Inc.                                --               721               861
                                                                     ------------      ------------      ------------
           Gain/income (loss) from discontinued operations                   (170)            9,385               861
                                                                     ------------      ------------      ------------
           Net income (loss)                                               (8,698)            5,169            (3,275)
     Other comprehensive income (loss)                                       (119)              (36)               60
                                                                     ------------      ------------      ------------
           Comprehensive income (loss)                               $     (8,817)            5,133            (3,215)
                                                                     ============      ============      ============
   Loss from continuing operations per share -- basic and diluted    $      (0.36)            (0.19)            (0.22)
   Gain/income (loss) from discontinued operations
     per share-- basic and diluted                                          (0.01)             0.42              0.05
           Net income (loss) per share -- basic and diluted          $      (0.37)             0.23             (0.17)
                                                                     ============      ============      ============

   Weighted average common shares
     outstanding -- basic and diluted                                  23,298,145        22,406,606        19,018,147
                                                                     ============      ============      ============



(See accompanying notes to consolidated financial statements.)

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                 THE SPECTRANETICS CORPORATION AND SUBSIDIARIES


                                                                                            OTHER
                                                                      ADDITIONAL    COMPREHENSIVE                             TOTAL
                                                                         PAID-IN           INCOME      ACCUMULATED     SHAREHOLDERS'
(In thousands, except share amounts)   SHARES           AMOUNT           CAPITAL           (LOSS)          DEFICIT           EQUITY
                                    -------------   -------------   -------------   -------------    -------------    -------------
BALANCES AT DECEMBER 31, 1997          18,734,142   $          19          83,711            (152)         (69,515)          14,063
Exercise of stock options                 343,981              --             334              --               --              334
Shares purchased under employee
  stock purchase plan                      32,702              --              86              --               --               86
Foreign currency translation
  adjustment                                   --              --              --              60               --               60
Net loss                                       --              --              --              --           (3,275)          (3,275)
                                    -------------   -------------   -------------   -------------    -------------    -------------

BALANCES AT DECEMBER 31, 1998          19,110,825              19          84,131             (92)         (72,790)          11,268
Sale of common stock in a private
  placement                             3,800,000               4           6,533              --               --            6,537
Exercise of stock options                  82,068              --             241              --               --              241
Shares purchased under employee
  stock purchase plan                      44,295              --             105              --               --              105
Amortization of warrant expense                --              --             102              --               --              102
Foreign currency translation
  adjustment                                   --              --              --             (36)              --              (36)
Net income                                     --              --              --              --            5,169            5,169
                                    -------------   -------------   -------------   -------------    -------------    -------------

BALANCES AT DECEMBER 31, 1999          23,037,188              23          91,112            (128)         (67,621)          23,386
Exercise of stock options                 335,479              --             895              --               --              895
Shares purchased under employee
  stock purchase plan                      53,213              --             150              --               --              150
Amortization of warrant expense                --              --             102              --               --              102
Unrealized loss on investments                 --              --              --             (43)              --              (43)
Foreign currency translation
  adjustment                                   --              --              --             (76)              --              (76)
Net loss                                       --              --              --              --           (8,698)          (8,698)
                                    -------------   -------------   -------------   -------------    -------------    -------------
BALANCES AT DECEMBER 31, 2000          23,425,880   $          23          92,259            (247)         (76,319)          15,716
                                    =============   =============   =============   =============    =============    =============

(See accompanying notes to consolidated financial statements.)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                 THE SPECTRANETICS CORPORATION AND SUBSIDIARIES



                                                                             Years Ended December 31,
   (In thousands)                                                           2000       1999       1998
                                                                          -------    -------    -------
  CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income (loss)                                                    $(8,698)     5,169     (3,275)
     Adjustments to reconcile net income (loss) to net cash
      used by operating activities:
       Income from discontinued operations                                     --       (721)      (861)
       Gain on sale (income taxes) of Polymicro Technologies, Inc.            170     (8,664)        --
       Depreciation and amortization                                        1,731      1,340      1,065
       Changes in operating assets and liabilities:
         Trade accounts receivable, net                                      (580)    (1,578)      (581)
         Inventories and equipment held for rental on loan                 (1,740)    (1,871)    (1,462)
         Prepaid expenses                                                    (110)         3        (32)
         Other assets                                                        (150)       190         16
         Accounts payable and accrued liabilities                           2,103      1,515      1,504
         Deferred revenue and other liabilities                              (338)       (70)    (2,809)
                                                                          -------    -------    -------
                  Net cash used by operating activities                    (7,612)    (4,687)    (6,435)
                                                                          -------    -------    -------
  CASH FLOWS FROM INVESTING ACTIVITIES:
     Capital expenditures                                                    (579)      (431)    (1,140)
     Net cash received from discontinued operations                            --      1,140      2,047
     Net proceeds from sale of Polymicro Technologies, Inc.                    --     14,346         --
     Sale (purchase) of securities, net                                     5,455    (15,414)     2,058
                                                                          -------    -------    -------
                  Net cash provided (used) by investing activities          4,876       (359)     2,965
                                                                          -------    -------    -------
  CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from sale of common stock to employees                        1,045        346        420
     Proceeds from sale of common stock in a private placement,
       net of issue costs                                                      --      6,537         --
     Proceeds from borrowings                                                  --         --      1,230
     Principal payments on long-term debt and
       capital lease obligations                                             (986)    (1,058)      (550)
                                                                          -------    -------    -------
                  Net cash provided by financing activities                    59      5,825      1,100
                                                                          -------    -------    -------
  EFFECT OF EXCHANGE RATE CHANGES ON CASH                                     (28)       (37)        (4)
                                                                          -------    -------    -------

                  Net increase (decrease) in cash and  cash equivalents    (2,705)       742     (2,374)

  CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                            4,900      4,158      6,532
                                                                          -------    -------    -------
  CASH AND CASH EQUIVALENTS AT END OF YEAR                                $ 2,195      4,900      4,158
                                                                          =======    =======    =======
  SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
     Cash paid during the year for interest                                   115        166        179
     Cash paid for income taxes                                           $   283         --         28


(See accompanying notes to consolidated financial statements.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 THE SPECTRANETICS CORPORATION AND SUBSIDIARIES


NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION, NATURE OF BUSINESS AND BASIS OF PRESENTATION

The accompanying consolidated financial statements include the accounts of The Spectranetics Corporation, a Delaware corporation, and its wholly owned subsidiary, Spectranetics International B.V. (collectively the Company). All significant intercompany balances and transactions have been eliminated in consolidation. The Company designs, manufactures and markets laser interventional cardiology products for the medical industry.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

Certain reclassifications have been made in the 1999 and 1998 financial statements to conform with the financial statement presentation for December 31, 2000. For the year ended December 31, 2000, certain regulatory expenses were included as part of research and development costs. In prior years, such expenses were included in general and administrative expenses. Prior year amounts have been reclassified to conform to the current year presentation.

CASH EQUIVALENTS

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents of approximately $1,884,000 and $4,693,000 at December 31, 2000 and 1999, respectively, consist primarily of certificates of deposit, government-backed securities, money market accounts, commercial paper and repurchase agreements stated at cost, which approximates fair value. Restricted cash, associated primarily with vendor guarantees in Europe, totaled $357,000 and $335,000 at December 31, 2000 and 1999, respectively.

INVESTMENT SECURITIES

Investment securities at December 31, 2000, are classified as available-for-sale for purposes of Financial Accounting Standards Board Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, and, accordingly, are carried at fair value. Investment securities at December 31, 1999, were classified as held-to-maturity and were carried at amortized cost. The change in classification was made because the Company no longer has the intent to hold the securities until maturity. The amortized cost of investment securities at the date of transition was approximately $11,757,000, which approximated fair value.

INVENTORIES

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Equipment and leasehold improvements are recorded at cost. Equipment acquired under capital leases is recorded at the present value of minimum lease payments at the inception of the lease.

Depreciation is calculated using the straight-line method over the estimated useful lives of the assets of three to seven years for manufacturing equipment, computers, and furniture and fixtures. Equipment held for rental or loan is depreciated using the straight-line method over two to five years. Equipment acquired under capital leases and leasehold improvements is amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset.

INTANGIBLE ASSETS

Intangible assets, which consist of patents, are amortized using the straight-line method over periods ranging from ten to 13 years.

LONG-LIVED ASSETS

The Company accounts for long-lived assets under the provisions of Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (SFAS No. 121). Under SFAS No. 121, the carrying value of long-lived assets is reviewed annually for impairment. Events that may indicate a need to assess recoverability include significant changes in business conditions, continuing losses, or a forecasted inability to achieve at least break-even operating results over an extended period. The Company evaluates the recoverability of long-lived assets based upon undiscounted cash flow projections. Should an impairment

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 THE SPECTRANETICS CORPORATION AND SUBSIDIARIES


in value be indicated, the carrying value of the asset is adjusted to its estimated fair value. No adjustments for impairment of assets have been recognized.

FINANCIAL INSTRUMENTS

At December 31, 2000 and 1999, the carrying value of financial instruments approximates the fair value of the instruments based on terms and related interest rates.

REVENUE RECOGNITION

Revenue from the sale of the Company's products is recognized when products are shipped to the customer and title transfers upon shipment. Revenue from product maintenance contracts is deferred and recognized ratably over the contract period. Revenue associated with license and supply agreements is deferred and recognized upon shipment of products to the customer.

WARRANTIES

The Company provides for the cost of estimated future warranty repairs when the products are shipped to customers, based primarily on historical experience.

STOCK-BASED COMPENSATION PLAN

The Company accounts for its stock-based compensation plans in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. Under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS No. 123), entities are permitted to recognize as expense the fair value of all stock-based awards on the date of grant over the vesting period. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB 25 and provide pro forma earnings (loss) and pro forma earnings (loss)-per-share disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB 25 and provide the pro forma disclosures required by SFAS No. 123.

RESEARCH AND DEVELOPMENT

Research and development costs are expensed as incurred.

NET INCOME (LOSS) PER SHARE

The Company calculates net income (loss) per share under the provisions of Statement of Financial Accounting Standards No. 128, Earnings Per Share (SFAS No. 128). Under SFAS No. 128, basic net income (loss) per share is computed on the basis of weighted-average common shares outstanding. Diluted net income
(loss) per share considers potential common stock instruments in the calculation, and is the same as basic loss per share for the years ended December 31, 2000, 1999 and 1998, as potential common stock instruments are anti-dilutive.

FOREIGN CURRENCY TRANSLATION

The Company's primary functional currency is the U.S. dollar. Certain transactions of the Company and its subsidiaries are consummated in currencies other than the U.S. dollar. Gains and losses from these transactions are included in the consolidated statements of operations as they occur.

Spectranetics International B.V. uses its local currency (Dutch guilder) as its functional currency. Accordingly, net assets are translated at year-end exchange rates, while income and expense accounts are translated at average exchange rates during the year. Adjustments resulting from these translations are reflected in shareholders' equity as "accumulated other comprehensive loss."

INCOME TAXES

The Company accounts for income taxes pursuant to Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which requires the use of the asset and liability method of accounting for deferred income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is required to the extent it is more likely than not that a deferred tax asset will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 THE SPECTRANETICS CORPORATION AND SUBSIDIARIES


SHAREHOLDERS' EQUITY AND PRIVATE PLACEMENT OF COMMON STOCK

In February 1999, the Company completed the private placement of 3,800,000 shares of its common stock and received cash proceeds, net of offering costs, of $6,537,000.

DISCONTINUED OPERATIONS

In June 1999, the Company completed the sale of its industrial subsidiary, Polymicro Technologies, Inc. (PTI), for $15,000,000 in cash. PTI manufactures drawn silica glass products for industrial, aerospace and medical uses with an emphasis on the analytical instrument market.

The income from PTI up to the date of disposal is shown as "income from operations of discontinued industrial subsidiary" in the consolidated statements of operations. During 2000, the federal income tax returns were prepared for the impact of the disposition. These tax returns resulted in greater income taxes on the disposition than estimated as of December 31, 1999. Accordingly, additional income taxes are recognized in 2000.

NOTE 2 INVESTMENT SECURITIES

INVESTMENT SECURITIES CONSIST OF THE FOLLOWING AT DECEMBER 31:

   (In thousands)                                         2000           1999
                                                       ----------     ----------
   SHORT-TERM INVESTMENTS
   U.S. Treasury and agency notes                      $    1,000          3,468
   Corporate notes                                          8,726             --
                                                       ----------     ----------
   TOTAL                                               $    9,726          3,468
                                                       ----------     ----------
   LONG-TERM INVESTMENTS
   U.S. Treasury and agency notes                      $       --          2,041
   Corporate notes                                             --          9,716
                                                       ----------     ----------
   TOTAL                                               $       --         11,757
                                                       ==========     ==========

Unrealized losses for the year ended December 31, 2000, were approximately $43,000, which has been included in "other comprehensive loss." Realized gains and losses are determined using the specific identification method. There were no significant realized gains or losses during 2000. Contractual maturities of all investment securities were less than one year at December 31, 2000.

NOTE 3 INVENTORIES

INVENTORIES CONSIST OF THE FOLLOWING AS OF DECEMBER 31:

   (In thousands)                                       2000            1999
                                                      ----------      ----------
   Raw materials                                      $      472           1,105
   Work in process                                           845             788
   Finished goods                                          1,268             853
                                                      ----------      ----------
   TOTAL                                              $    2,585           2,746
                                                      ==========      ==========

NOTE 4 INTANGIBLE ASSETS

INTANGIBLE ASSETS AS OF DECEMBER 31 ARE AS FOLLOWS:

   (In thousands)                                      2000            1999
                                                     ----------      ----------
   Patents                                           $    3,743           3,743
   Less accumulated amortization                         (2,835)         (2,605)
                                                     ----------      ----------
   TOTAL                                             $      908           1,138
                                                     ==========      ==========

NOTE 5 ACCRUED LIABILITIES

ACCRUED LIABILITIES CONSIST OF THE FOLLOWING AS OF DECEMBER 31:

   (In thousands)                                        2000           1999
                                                       ----------     ----------
   Accrued payroll and
    related expenses                                   $    1,458          1,764
   Accrued litigation and
    reorganization                                          1,714          1,288
   Accrued warranty expense                                   295            410
   Accrued royalty expense                                  2,163            279
   Other accrued expenses                                   2,208          1,440
                                                       ----------     ----------
   TOTAL                                               $    7,838          5,181
                                                       ==========     ==========

NOTE 6 DEFERRED REVENUE

In 1997, the Company entered into a license agreement with United States Surgical Corporation (USSC), whereby USSC paid a license fee in addition to an advance payment for products to be supplied by the Company. The payments received were recorded as deferred revenue and were being amortized as product was shipped under the agreement. During 1997, cash received under the agreement totaled $6,339,000. As of December 31, 2000, the deferred revenue balance of $2,028,000 was released under the litigation settlement (note 8).

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 THE SPECTRANETICS CORPORATION AND SUBSIDIARIES


Deferred revenue--current, in the amounts of $1,182,000 and $917,000 at December 31, 2000 and 1999, respectively, relates to payments in advance for various product maintenance contracts, where revenue is initially deferred and amortized over the life of the contract, which is generally one year.

NOTE 7 DEBT

During 1993, the Company issued a note payable in the amount of $1,050,000 to obtain certain patent rights. The note is for a ten-year period with annual payments of $105,000 due on May 1st. The note was non-interest bearing and was discounted to $827,000, using a discount rate of 5.75%. At December 31, 2000, the note had a remaining balance of $193,000.

During 1998, the Company entered into a $330,000 loan agreement collateralized by equipment held for rental or loan owned by Spectranetics International B.V. The loan bears interest at 6.51% per annum and matures in December 2003. At December 31, 2000, the amount outstanding on this loan was $168,000.

ANNUAL MATURITIES OF DEBT FOR EACH OF THE NEXT THREE YEARS FOLLOW:

   (In thousands)
   2001                                        $   146
   2002                                            155
   2003                                             60
                                               -------
   TOTAL                                       $   361
                                               =======

NOTE 8 LITIGATION SETTLEMENT

In October 2000, the Company entered into a settlement and release agreement with Baxter Healthcare Corporation (and its spin-off company, Edwards LifeSciences LLC) (collectively, Baxter) related to a patent infringement lawsuit filed by Baxter in August 1999. The agreement provides that the Company and Baxter each release all claims and counterclaims against each other, and Spectranetics enters into a license agreement for use of certain patents in the United States and abroad until the expiration of the last patent on November 15, 2005.

The Company is required to pay a royalty through the life of the patents. In addition, the Company recorded a net charge of $3,654,000 during the year ended December 31, 2000, to reflect the cost of past and current-year royalties to the agreement date, and legal fees related to this suit, offset by the release of the Company's prior obligation to provide defined medical devices to USSC. USSC transferred certain assets to Baxter in July 1999. In addition, Baxter is required to return to the Company 15 laser systems for resale. The payments for past royalties will be made in three annual installments, which began in November 2000.

NOTE 9 STOCK-BASED COMPENSATION AND EMPLOYEE BENEFIT PLANS

At December 31, 2000 and 1999, the Company had two stock-based compensation plans, which are described below.

STOCK OPTION PLANS

The Company maintains stock option plans, which provide for the grant of incentive stock options, nonqualified stock options and stock appreciation rights. The compensation committee of the Board of Directors determines the option price and term. The plans provide that incentive stock options be granted with exercise prices not less than the fair market value at the date of grant. Options granted through December 31, 2000, vest over one to five years and expire six to ten years from the date of grant. Options granted to the Board of Directors vest immediately or over three years from date of grant. At December 31, 2000, there were 2,879,329 shares available for future issuance under the plans.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 THE SPECTRANETICS CORPORATION AND SUBSIDIARIES


THE FOLLOWING IS A SUMMARY OF OPTION ACTIVITY DURING THE THREE-YEAR PERIOD ENDED DECEMBER 31, 2000:

                                                                       WEIGHTED
                                                      SHARES            AVERAGE
                                                      UNDER            EXERCISE
                                                      OPTION             PRICE
                                                     ----------       ----------
   OPTIONS OUTSTANDING AT
   DECEMBER 31, 1997                                  2,535,941       $     3.02
    Granted                                           1,125,385             2.98
    Exercised                                          (337,170)             .99
    Canceled                                           (109,573)            3.76
                                                     ----------       ----------

   OPTIONS OUTSTANDING AT
   DECEMBER 31, 1998                                  3,214,583       $     3.19
    Granted                                             971,528             3.31
    Exercised                                           (79,890)            1.95
    Canceled                                           (226,025)            3.85
                                                     ----------       ----------

   OPTIONS OUTSTANDING AT
   DECEMBER 31, 1999                                  3,880,196       $     3.21
    Granted                                           1,152,737             3.61
    Exercised                                          (335,479)            2.67
    Canceled                                           (282,214)            3.50
                                                     ----------       ----------

   OPTIONS OUTSTANDING AT
   DECEMBER 31, 2000                                  4,415,240       $     3.33
                                                     ==========       ==========

At December 31, 2000, the weighted-average remaining contractual life of outstanding options was 7.4 years, and 2,505,735 options were exercisable at a weighted-average exercise price of $3.25 per share.

The per-share, weighted-average fair value of stock options granted during 2000, 1999 and 1998 was $2.73, $2.55 and $2.52 per share, respectively, on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: 2000 -- expected dividend yield of 0%, risk-free interest rate of 5%, expected volatility of 101%, and an expected life of 6.06 years; 1999 -- expected dividend yield of 0%, risk-free interest rate of 6.2%, expected volatility of 99%, and an expected life of 5.87 years; 1998 -- expected dividend yield of 0%; risk-free interest rate of 4.52%, expected volatility of 103%, and an expected life of 6.94 years.

OPTIONS OUTSTANDING AND EXERCISABLE BY PRICE RANGE AS OF DECEMBER 31, 2000:

                                 NUMBER           WEIGHTED                   |             NUMBER
          RANGE OF          OUTSTANDING           AVERAGE          WEIGHTED  |        EXERCISABLE         WEIGHTED
   EXERCISE PRICES                AS OF         REMAINING           AVERAGE  |              AS OF          AVERAGE
   LOW        HIGH    DECEMBER 31, 2000   CONTRACTUAL LIFE   EXERCISE PRICE  |  DECEMBER 31, 2000   EXERCISE PRICE
------------------------------------------------------------------------------------------------------------------
                                                                             |
   $ 0.84   $ 1.12               104,917            6.11             $ 0.84  |            104,917            $ 0.84
     1.31     1.56               549,050            9.63               1.55  |             18,500              1.31
     1.63     2.39               385,443            6.54               1.95  |            325,692              1.93
     2.60     3.00               530,714            7.11               2.80  |            318,358              2.86
     3.03     3.13               646,378            7.37               3.06  |            495,440              3.06
     3.19     3.31               585,000            6.35               3.31  |            543,751              3.31
     3.31     3.94               472,744            7.80               3.49  |            212,740              3.43
     4.00     4.87               606,408            7.52               4.62  |            266,251              4.63
     4.94     6.38               504,178            7.82               5.80  |            189,678              4.95
     7.38     21.80               30,408            1.90               8.84  |             30,408              8.84
                               ---------                                     |          ---------
                               4,415,240                                     |          2,505,735
                               =========                                     |          =========

As discussed in note 1, the Company applies APB 25 in accounting for its plans and, accordingly, because the Company grants options at or above fair value at the date of grant, no compensation cost has been recognized for stock option grants in the accompanying consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options and stock purchase plan shares, as discussed below, under SFAS No. 123, the Company's net income (loss) and income (loss) per share would have been as presented in the pro forma amounts shown to the right:


   (In thousands except per-share amounts)        2000            1999           1998
                                                ----------      ----------     ----------
   NET INCOME (LOSS)
     As reported                                $   (8,698)          5,169         (3,275)
     Pro forma                                     (10,912)          2,751         (4,985)
   INCOME (LOSS) PER SHARE:
     As reported                                $    (0.37)            .23          (0.17)
     Pro forma                                       (0.47)            .12          (0.26)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 THE SPECTRANETICS CORPORATION AND SUBSIDIARIES



Pro forma net income (loss) reflects only options and stock purchase rights granted in 1995 and after. Therefore, the full impact of calculating compensation cost for stock options and stock purchase rights under SFAS No. 123 is not reflected in the pro forma net income (loss) amounts presented previously because compensation is recognized over the option or purchase right vesting period and compensation cost for options and stock purchase rights granted prior to January 1, 1995, is not considered.

STOCK PURCHASE PLAN

In September 1992, the Company adopted an employee stock purchase plan, which provides for the sale of up to 850,000 shares of common stock. The plan provides eligible employees the opportunity to acquire common stock in accordance with
Section 423 of the Internal Revenue Code of 1986. Stock can be purchased each six-month period per year (twice per year). The purchase price is equal to 85% of the lower of the price at the beginning or the end of the six-month period. Shares issued under the plan totaled 53,213, 44,295 and 32,702 in 2000, 1999 and 1998, respectively.

Under SFAS No. 123, compensation cost is recognized for the fair value of the employees' purchase rights, which was estimated using the Black-Scholes model with the following assumptions: 2000 -- expected dividend yield of 0%, risk-free interest rate of 5.17%, expected volatility of 109%, and an expected life of six months; 1999 -- expected dividend yield of 0%, risk-free interest rate of 5.68%, expected volatility of 79%, and an expected life of six months; 1998 -- expected dividend yield of 0%, risk-free interest rate of 4.35%, expected volatility of 81%, and an expected life of six months. The weighted average fair value of purchase rights granted in 2000, 1999 and 1998 was $0.91, $1.25 and $0.89, respectively, per right.

401(k) PLAN

The Company maintains a salary reduction savings plan under section 401(k) of the Internal Revenue Code, which the Company administers for participating employees' contributions. All full-time employees are covered under the plan after meeting minimum service requirements. The Company has made no contributions to the plan.

NOTE 10  NET INCOME (LOSS) PER SHARE

                                 2000          1999          1998
                               --------      --------      --------
   NET INCOME (LOSS)
    Loss from
     continuing operations     $ (8,528)       (4,216)       (4,136)
    Gain/income
     (income taxes) from
     discontinued
     operations                    (170)        9,385           861
                               --------      --------      --------
      Net income (loss)        $ (8,698)        5,169        (3,275)
                               ========      ========      ========

   COMMON SHARES
   OUTSTANDING:
    Historical common
     shares outstanding
     at beginning of year        23,037        19,110        18,734
    Weighted average
     common shares
     issued                         261         3,297           284
                               --------      --------      --------
    Weighted average
     common shares
     outstanding--
     basic and diluted           23,298        22,407        19,018
                               ========      ========      ========

   NET INCOME (LOSS)
   PER SHARE --
   BASIC AND DILUTED:
    Loss from continuing
     operations per share      $  (0.36)        (0.19)        (0.22)
    Gain/loss from
     discontinued
     operations per share         (0.01)         0.42          0.05
                               --------      --------      --------
      Net income (loss)
       per share               $  (0.37)         0.23         (0.17)
                               ========      ========      ========

NOTE 11 LEASES

The Company leases certain equipment under capital leases, and office space, furniture and equipment under noncancelable operating leases with initial terms that expire at various dates through 2003.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 THE SPECTRANETICS CORPORATION AND SUBSIDIARIES


INCLUDED IN MANUFACTURING EQUIPMENT AND COMPUTERS ARE THE FOLLOWING AMOUNTS RELATING TO ASSETS HELD UNDER CAPITAL LEASES AS OF DECEMBER 31:

   (In thousands)                                           2000         1999
                                                           --------     --------
   Manufacturing equipment
     and computers                                         $  1,167        1,154
   Less accumulated amortization                             (1,060)        (938)
                                                           --------     --------
   TOTAL                                                   $    107          216
                                                           ========     ========

Amortization of assets held under capital leases is included in depreciation expense.

The present value of future minimum capital lease payments and future minimum lease payments under noncancelable operating leases as of December 31, 2000, are as follows:

                                                            CAPITAL        OPERATING
   (in thousands)                                            LEASES          LEASES
                                                           ----------      ----------
   Years ending December 31:
     2001                                                  $       17             501
     2002                                                          17             369
     2003                                                           3              84
                                                           ----------      ----------
   Total minimum lease payments                                    37             954
   Less amounts representing interest                              (3)             --
                                                           ----------      ----------
   Present value of net minimum lease
     payments                                                      34              --
   Less current portion of
     capital lease obligations                                    (15)             --
                                                           ----------      ----------
   CAPITAL LEASE OBLIGATIONS, NONCURRENT                   $       19              --
                                                           ==========      ==========

Rent expense under operating leases totaled approximately $562,000, $491,000 and $507,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

NOTE 12 INCOME TAXES

At December 31, 2000, the Company has net operating loss carryforwards for federal income tax purposes of approximately $76.0 million, which are available to offset future federal taxable income, if any, and expire at varying dates through 2020. The annual use of the net operating loss carryforwards is limited under Section 382 of the Internal Revenue Code of 1986.

The Company also has research and experimental tax credit carryforwards at December 31, 2000, for federal income tax purposes of approximately $3.2 million, which are available to reduce future federal income taxes, if any, and expire at varying dates through 2019. The annual use of portions of the research and experimental credit carryforwards is also limited under Section 382.


THE TAX EFFECTS OF TEMPORARY DIFFERENCES THAT GIVE RISE TO SIGNIFICANT PORTIONS OF THE DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES AT DECEMBER 31 ARE AS
FOLLOWS:

   (In thousands)                                      2000            1999
                                                     ----------      ----------
   DEFERRED TAX ASSETS:
   Net operating loss carryforwards --
     U.S. and related states                         $   30,199          28,743
   Foreign net operating loss
     carryforwards                                        7,974           7,378
   Research and development tax credit
     and other carryforwards                              3,169           3,360
   Royalty reserve, due to accrual
     for financial reporting purposes                     1,421             104
   Warranty reserve, due to accrual
     for financial reporting purposes                        80             128
   Accrued liabilities, not deducted
     until paid for tax purposes                            562             559
   Inventories, principally due to accrual
    for obsolescence for financial
    reporting purposes, net of
    additional costs inventoried for
    tax purposes                                            146             187
   Equipment, primarily due to
    differences in cost basis and
     depreciation methods                                    56              32
   Deferred revenue, due to deferral
      for financial reporting purposes                      370             570
   Alternative minimum tax credit                           253             200
   Other                                                     63             100
                                                     ----------      ----------
      Total gross deferred tax assets                    44,293          41,361
      Less valuation allowance                          (44,293)        (41,361)
                                                     ----------      ----------
   NET DEFERRED TAX ASSETS                           $       --              --
                                                     ==========      ==========

The Company has recorded a valuation allowance equal to the gross deferred tax asset at December 31, 2000 and 1999, due to the uncertainty of realization. The net change in the valuation allowance includes the effect of state income taxes, temporary differences for financial statement and tax purposes, and the utilization of the Company's net operating loss and other carryforwards.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 THE SPECTRANETICS CORPORATION AND SUBSIDIARIES



INCOME TAX BENEFIT ATTRIBUTABLE TO LOSS FROM CONTINUING OPERATIONS DIFFERED
FROM THE AMOUNTS COMPUTED BY APPLYING THE U.S. FEDERAL INCOME TAX RATE OF 34% TO LOSS FROM CONTINUING OPERATIONS AS A RESULT OF THE FOLLOWING:

   (In thousands)                           2000          1999          1998
                                           --------      --------      --------
   Computed expected
    tax benefit                            $  2,900         1,433         1,406
   Reduction (increase)
    in income taxes
    resulting from:
    State and local income
       taxes, net of federal
       benefit                                  338           167          (164)
    Permanent differences                      (144)         (262)         (257)
    Change in valuation
       allowance                             (2,932)        1,918          (642)
    Utilization of net
       operating loss
       carryforward                              --        (3,564)           --
    Foreign taxes                              (162)          238          (396)
    Other, net                                   --            70            53
                                           --------      --------      --------
   Total                                   $     --            --            --
                                           ========      ========      ========

NOTE 13 CONCENTRATION OF CREDIT RISK

Financial instruments that potentially expose the Company to concentrations of credit risk, as defined by the Financial Accounting Standards Board's Statement No. 105, Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentration of Credit Risk, consist primarily of cash equivalents, investment securities and accounts receivable.

The Company's cash equivalents and investment securities consist of financial instruments issued by various institutions and government entities. The Company's investment policy is designed to limit the Company's exposure to concentrations of credit risk.

The Company's accounts receivable are due from a variety of health care organizations and distributors throughout the United States and Europe. No single customer represented more than 10% of accounts receivable for any period. The Company provides for uncollectible amounts upon recognition of revenue and when specific credit problems arise. Management's estimates for uncollectible amounts have been adequate during historical periods, and management believes that all significant credit risks have been identified at December 31, 2000.

The Company has not entered into any hedging transactions nor any transactions involving financial derivatives.

NOTE 14 SEGMENT AND GEOGRAPHIC REPORTING

An operating segment is a component of an enterprise whose operating results are regularly reviewed by the enterprise's chief operating decision-maker to make decisions about resources to be allocated to the segment and assess its performance. The primary performance measure used by management is net income or loss. As a result of the sale of PTI in June 1999, the Company operates in one distinct line of business consisting of developing, manufacturing, marketing and distributing of a proprietary excimer laser system for the treatment of certain coronary and vascular conditions. The company has identified two reportable geographic segments within this line of business: U.S. Medical and Europe Medical. U.S. Medical and Europe Medical offer the same products and services but operate in different geographic regions and have different distribution networks. Additional information regarding each reportable segment is shown below.

Certain elements within the segment reporting financial information at December 31, 1999 and 1998, have been reclassified to conform with the segment reporting as presented at December 31, 2000.

U.S. MEDICAL

Products offered by this reportable segment include an excimer laser unit (equipment), fiber-optic delivery devices (disposables), and service of the excimer laser unit (service). The Company is subject to product approvals from the Food and Drug Administration (FDA). At December 31, 2000, FDA-approved products were used in conjunction with coronary angioplasty, as well as the removal of non-functioning leads from pacemakers and cardiac defibrillators. This segment's customers are primarily located in the United States; however, the geographic areas served by this segment also include Canada, Mexico, South America, the Pacific Rim and Australia.

U.S. Medical is also corporate headquarters for the company. Accordingly, research and development, as well as corporate administrative functions, are performed within this reportable segment. As of December 31, 2000, 1999 and 1998, cost allocations of these functions to Europe Medical have not been performed. Allocations to income from operations of discontinued industrial subsidiary for general and administrative activities totaled $190,000 and $120,000 for each of the years ended December 31, 1999 and 1998, respectively.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 THE SPECTRANETICS CORPORATION AND SUBSIDIARIES


Revenue associated with intersegment transfers to Europe Medical were $1,626,000, $1,372,000 and $1,339,000 for the years ended December 31, 2000,
1999 and 1998, respectively. Revenue is based upon transfer prices, which provide for intersegment profit that is eliminated upon consolidation. For each of the years ended December 31, 2000, 1999 and 1998, intersegment revenue and intercompany profits are not included in the segment information in the table shown below.

EUROPE MEDICAL

The Europe Medical segment is a marketing and sales subsidiary located in the Netherlands that serves Europe as well as the Middle East. Products offered by this reportable segment are the same as U.S. Medical products. The Company has received CE mark approval for products that relate to three applications of excimer laser technology -- coronary angioplasty, lead removal, and peripheral angioplasty to clear blockages in leg arteries.

SUMMARY FINANCIAL INFORMATION RELATING TO REPORTABLE CONTINUING SEGMENT OPERATIONS IS SHOWN BELOW. INTERSEGMENT TRANSFERS AS WELL AS INTERCOMPANY ASSETS AND LIABILITIES ARE EXCLUDED FROM THE INFORMATION PROVIDED:

   (In thousands)                           2000           1999           1998
                                          ----------     ----------     ----------
   REVENUE:
   Equipment                              $    3,603          3,870          5,618
   Disposables                                17,162         12,856          8,144
   Service                                     2,936          2,541          2,073
   Other                                         351            190            356
                                          ----------     ----------     ----------
    Subtotal - U.S. Medical                   24,052         19,457         16,191
                                          ----------     ----------     ----------
   Equipment                                     588            436            504
   Disposables                                 1,708          2,094          1,559
   Service                                       552            318            311
                                          ----------     ----------     ----------
    Subtotal --
    Europe Medical                             2,848          2,848          2,374
                                          ----------     ----------     ----------
   TOTAL                                  $   26,900         22,305         18,565
                                          ==========     ==========     ==========

In 2000 and 1999, no individual customer represented 10% or more of consolidated revenue. In 1998, revenue from one customer totaled $3,286,000 (18%), consisting of equipment -- $2,905,000, disposables -- $162,000, and service -- $219,000.

   (In thousands)                            2000          1999          1998
                                           --------      --------      --------
   INTEREST INCOME:
   U.S. Medical                            $    910           768           213
   Europe Medical                                13             3            --
                                           --------      --------      --------
   Total interest income                   $    923           771           213
                                           ========      ========      ========
   INTEREST EXPENSE:
   U.S. Medical                            $     89           137           190
   Europe Medical                                15            19            --
                                           --------      --------      --------
   Total interest expense                  $    104           156           190
                                           ========      ========      ========
   DEPRECIATION EXPENSE:
   U.S. Medical                            $  1,302           845           734
   Europe Medical                                89           165           102
                                           --------      --------      --------
   Total depreciation                      $  1,391         1,010           836
                                           ========      ========      ========
   AMORTIZATION EXPENSE:
   U.S. Medical                            $    340           330           229
                                           --------      --------      --------
   Total amortization                      $    340           330           229
                                           ========      ========      ========
   SEGMENT NET LOSS:
   U.S. Medical                            $ (6,165)       (2,317)       (1,671)
   Europe Medical                            (2,363)       (1,899)       (2,465)
                                           --------      --------      --------
   Total net loss                          $ (8,528)       (4,216)       (4,136)
                                           ========      ========      ========
   SEGMENT ASSETS:
   U.S. Medical                            $ 25,231        32,298        13,526
   Europe Medical                             2,129         1,740         2,131
                                           --------      --------      --------
    Subtotal - Medical                       27,360        34,038        15,657
   Discontinued operations                       --            --         5,728
                                           --------      --------      --------
   Total assets                            $ 27,360        34,038        21,385
                                           ========      ========      ========
   CAPITAL EXPENDITURES:
   U.S. Medical                            $    566           395         1,107
   Europe Medical                                13            36            33
                                           --------      --------      --------
   Total capital
    expenditures                           $    579           431         1,140
                                           ========      ========      ========

THE COMPANY OPERATES IN SEVERAL COUNTRIES OUTSIDE OF THE UNITED STATES. REVENUE FROM FOREIGN OPERATIONS BY SEGMENT IS SUMMARIZED AS FOLLOWS:

                                               2000         1999         1998
                                              --------     --------     --------
   U.S. Medical                               $    306          764          474
   Europe Medical                                2,848        2,848        2,374
                                              --------     --------     --------
   TOTAL FOREIGN REVENUE                      $  3,154        3,612        2,848
                                              ========     ========     ========

There were no individual countries, other than the United States, that represented at least 10% of consolidated revenue in 2000, 1999 or 1998. Long-lived assets located in foreign countries are concentrated in Europe, and totaled $134,000 and $327,000 as of December 31, 2000 and 1999, respectively.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 THE SPECTRANETICS CORPORATION AND SUBSIDIARIES


NOTE 15 REORGANIZATION COSTS

During the year ended December 31, 1999, the Company initiated a reorganization of its subsidiary in Europe consisting primarily of a change in management. Costs associated with the reorganization in 1999 of $358,000 related to termination and severance costs of the general manager of Spectranetics International B.V. These costs were paid during 2000.

DURING THE YEAR ENDED DECEMBER 31, 2000, REORGANIZATION COSTS ASSOCIATED WITH THE ELIMINATION OF THE DIRECT SALES ORGANIZATION IN GERMANY FOLLOW:

   (In thousands)
   Termination and severance costs                                    $      700
   Legal fees                                                                150
   Cancellation of contracts and leases                                      172
   Other                                                                      38
                                                                      ----------
   TOTAL ACCRUED LIABILITIES                                          $    1,060
                                                                      ==========

Additional costs of $140,000 relate primarily to a provision for bad debt expense associated with the restructuring.

The termination and severance costs relate to eight employees within the sales organization in Germany. Effective January 1, 2001, a direct sales organization will no longer be used in Germany. A distributor has been contracted to continue selling the Company's products in Germany. None of the reorganization charges listed above were paid as of December 31, 2000.

NOTE 16 COMMITMENTS AND CONTINGENCIES

The Company is obligated under various licensing and royalty agreements, which require the Company to pay royalties based on a percentage of net sales of certain products, subject to minimum and maximum amounts for certain agreements. The agreements generally expire at various dates concurrent with the expiration dates of the respective patents. Royalty expense under these agreements, exclusive of amounts due to Baxter Healthcare Corporation for back royalties, amounted to $1,376,000, $1,044,000 and $649,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 THE SPECTRANETICS CORPORATION AND SUBSIDIARIES

NOTE 17 VALUATION AND QUALIFYING ACCOUNTS


                                                                Balance        Additions                           Balance
                                                              beginning          charged                            at end
   (In thousands)                                               of year       to expense       Deductions          of year
                                                           ------------     ------------     ------------     ------------
   YEAR ENDED DECEMBER 31, 1998
     Accrued warranty liability                            $        336              402              303              435
     Accrued royalty liability                                      181              649              446              384
     Allowance for doubtful accounts and sales returns              198               74               44              228

   YEAR ENDED DECEMBER 31, 1999
     Accrued warranty liability                                     435              332              357              410
     Accrued royalty liability                                      384            1,044            1,149              279
     Allowance for doubtful accounts and sales returns              228               49              157              120
     Accrued litigation and reorganization reserves                  --            1,358               70            1,288

   YEAR ENDED DECEMBER 31, 2000
     Accrued warranty liability                                     410              280              395              295
     Accrued royalty liability                                      279            6,666            3,367            3,578*
     Allowance for doubtful accounts and sales returns              120              371               93              398
     Accrued litigation and reorganization reserves               1,288            1,452            1,026            1,714

   *Total includes $3,080,000 of settlement obligations due to Baxter
    Healthcare Corporation, consisting of $1,665,000 in accrued liabilities and $1,415,000 classified as long-term portion of settlement obligation.

NOTE 18  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

(In thousands, except
 per-share amounts)                               2000                                                1999
                             ----------------------------------------------      ----------------------------------------------
                               Q1           Q2           Q3           Q4           Q1           Q2           Q3           Q4
                             -------      -------      -------      -------      -------      -------      -------      -------
   Net sales                 $ 6,662        6,808        6,369        7,061        4,070        4,937        6,644        6,654
   Gross profit                4,388        4,722        4,519        4,989        2,710        3,193        4,386        4,619
   Income (loss) from
     continuing operations      (894)        (977)      (4,644)      (2,013)      (1,398)      (2,517)        (325)          24
   Net income(loss)          $  (894)        (977)      (4,644)      (2,183)        (925)       6,395         (325)          24
   Loss from continuing
     operations per share    $ (0.04)       (0.04)       (0.20)       (0.08)       (0.07)       (0.11)       (0.01)          --
   Net income (loss)
     per share               $ (0.04)       (0.04)       (0.20)       (0.09)       (0.04)        0.28        (0.01)          --

   Unusual or infrequent items:

   Q3 2000 includes $3,654,000 charge for litigation settlement costs, net.

   Q4 2000 includes $1,200,000 charge for reorganization costs.

   Q2 1999 includes $1,358,000 charge for reorganization costs and litigation reserves.