Form 10-K, Exhibit 13
period 2001-12-31
SPECTRANETICS CORP
filed 2002-03-29
CIK 789132

                                                                    EXHIBIT 13.1

                             SELECTED FINANCIAL DATA

                 THE SPECTRANETICS CORPORATION AND SUBSIDIARIES

The following selected financial data, as of and for each year in the six-year period ended December 31, 2001, are derived from our consolidated financial statements. The information set forth below should be read in conjunction with the Management's Discussion and Analysis of Financial Condition and Results of Operations, and the Consolidated Financial Statements and Notes thereto included elsewhere in this annual report. The selected balance sheet data as of December 31, 2001 and 2000, and statement of operations data for each year in the three-year period ended December 31, 2001, have been derived from our audited financial statements also included elsewhere herein. The selected historical balance sheet data as of December 31, 1999, 1998, 1997 and 1996, and statement of operations data for the years ended December 31, 1998, 1997 and 1996, are derived from, and are qualified by reference to, audited financial statements of the Company not included herein. All data have been adjusted to exclude the operations of Polymicro Technologies, Inc., the Company's wholly owned subsidiary, which was sold in June 1999.



Years Ended December 31,
(In thousands, except per-share data)                      2001        2000         1999         1998         1997         1996
                                                         -------      ------       ------       ------       ------       ------
STATEMENT OF OPERATIONS DATA
Revenue                                                  $27,808      26,900       22,305       18,565       14,696       13,661
Cost of revenue                                            8,459       8,282        7,397        7,347        6,787        6,172
Selling, general and administrative                       14,277      17,843       13,902       12,288       10,211        7,525
Research, development and other technology                 4,915       5,287        4,622        3,161        2,746        2,242
Litigation settlement costs, net                              --       3,654           --           --           --           --
Reorganization costs and litigation reserves                  --       1,200        1,358           --           --           --
                                                         -------      ------       ------       ------       ------       ------
Operating income (loss)                                  $   157      (9,366)      (4,974)      (4,231)      (5,048)      (2,278)
Other income, net                                            433         838          758           95          202          380
                                                         -------      ------       ------       ------       ------       ------
Net income (loss) from continuing operations             $   590      (8,528)      (4,216)      (4,136)      (4,846)      (1,898)
                                                         -------      ------       ------       ------       ------       ------
Net income (loss)                                        $   590      (8,698)       5,169       (3,275)      (4,620)      (1,367)
                                                         =======      ======        =====       ======       ======       ======
Income (loss) from continuing operations per share:
    Basic                                                $  0.03       (0.36)       (0.19)       (0.22)       (0.26)       (0.10)
    Diluted                                              $  0.02       (0.36)       (0.19)       (0.22)       (0.26)       (0.10)
Weighted average common shares outstanding:
    Basic                                                 23,547      23,298       22,407       19,018       18,654       18,430
    Diluted                                               24,161      23,298       22,407       19,018       18,654       18,430


As of December 31,
(In thousands, except per-share data)                      2001        2000         1999         1998         1997         1996
                                                         -------      ------       ------       ------       ------       ------
BALANCE SHEET DATA
Working capital                                          $ 3,552      11,337        8,957        4,536        7,587        8,787
Cash, cash equivalents and investment securities          12,884      11,921       20,125        4,158        8,590        7,150
Equipment, net                                             4,119       4,760        3,675        3,129        1,628        2,190
Total assets                                              25,713      27,360       34,038       21,385       24,778       22,316
Long-term debt including capital
  lease obligations, net of current portion                   57       1,649          411        1,433        1,376          451
Shareholders' equity                                      16,657      15,716       23,386       11,268       14,063       18,510
Book value per common share outstanding                  $  0.69        0.67         1.04         0.59         0.75         1.00

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

                 THE SPECTRANETICS CORPORATION AND SUBSIDIARIES

THIS ANNUAL REPORT CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934. SUCH STATEMENTS ARE BASED ON CURRENT ASSUMPTIONS THAT INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL OUTCOMES AND RESULTS TO DIFFER MATERIALLY. FOR A DESCRIPTION OF SUCH RISKS AND UNCERTAINTIES, WHICH COULD CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM ANY ANTICIPATED RESULTS, PERFORMANCE OR ACHIEVEMENTS, PLEASE SEE THE DISCUSSION BELOW. SPECTRANETICS DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FINANCIAL PROJECTIONS OR FORWARD-LOOKING STATEMENTS DUE TO NEW INFORMATION OR OTHER EVENTS.

We develop, manufacture, market and service an excimer laser unit, fiber optic delivery devices and related accessory products for minimally invasive surgical procedures within the cardiovascular system. Our CVX-300(R) excimer laser is the only system approved by the FDA for multiple cardiovascular procedures, including coronary atherectomy and removal of faulty pacemaker and defibrillator leads. Our laser system competes against alternative technologies, including balloon catheters, cardiovascular stents, and mechanical atherectomy and thrombectomy devices.

Our growth strategy is to increase utilization of our FDA-approved products, expand our installed base of laser systems, and develop additional applications for our excimer laser system. In 1997, we secured FDA approval to use our excimer laser system for removal of pacemaker and defibrillator leads, and we secured FDA approval in 2001 to market our product for use in restenosed (clogged) stents (thin steel mesh tubes used to support the walls of coronary arteries) as a pretreatment prior to brachytherapy (radiation therapy). We are currently conducting two FDA-approved clinical trials evaluating the use of our excimer laser system to treat blocked arteries in the upper and lower leg. These trials are on schedule to result in additional FDA-approved applications in the United States during the second half of 2003, if successful.

In June 1999, we sold our wholly owned subsidiary, Polymicro Technologies, Inc.
(PTI), a manufacturer and distributor of drawn silica glass products, which include capillary tubing and specialty fiber optics. The operations of PTI are reflected in our financial statements as a discontinued operation and our discussion and analysis focuses on our continuing medical business only.

The year ended December 31, 2001, was the first full year of profitability and positive cash flow for the Company. Achievement of this objective was accomplished primarily as a result of effective cost-management programs.

Our objectives for the year ending December 31, 2002 include:

GROW REVENUE 10 TO 15 PERCENT. We plan to achieve this objective through expanded marketing efforts, a growing and more seasoned field sales force, and a special promotion in which lasers will be offered for $90,000, compared with a current list price of $249,000. We have targeted 30 to 50 new laser placements in 2002.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

                 THE SPECTRANETICS CORPORATION AND SUBSIDIARIES

ACCELERATE MILESTONES WITHIN OUR CLINICAL TRIAL ACTIVITIES. Our leading clinical priority is to accelerate completion of enrollment and the FDA submission for our LACI trial, which deals with blockages in the lower legs. We will also be working to prepare our PELA submission to the FDA in as timely a manner as possible. PELA deals with blocked arteries in the upper leg. We believe that these trials are on track for FDA approval during the last half of 2003.

MAINTAIN PROFITABILITY. Although we intend to make key investments in 2002 to prepare for marketing peripheral atherectomy after expected FDA approval during the second half of 2003, we expect to maintain profitability for the full year after approximately break-even results for the first quarter of 2002. The key investments include adding senior marketing personnel, establishing insurance reimbursement procedures, spurring publication of clinical studies in peer-reviewed journals, establishing a higher profile at medical conferences, developing product enhancements tailored to the peripheral opportunity, training physicians, and preparing and printing marketing materials.


RESULTS OF OPERATIONS (OVERVIEW)

REVENUE
   (In thousands)       2001         2000          1999
                      --------     --------      --------
   United States      $ 25,584     $ 24,052      $ 19,457
   Europe                2,224        2,848         2,848
                      --------     --------      --------
   TOTAL              $ 27,808     $ 26,900      $ 22,305
                      ========     ========      ========


NET INCOME (LOSS)
   (In thousands)       2001         2000          1999
                      --------     --------      --------
   United States      $    445     $ (6,165)     $ (2,317)
   Europe                  145       (2,363)       (1,899)
                      --------     --------      --------
   TOTAL              $    590     $ (8,528)     $ (4,216)
                      ========     ========      ========

In the next section we discuss 2001 and 2000 revenue and net income (loss) from continuing operations.


YEAR ENDED DECEMBER 31, 2001,
COMPARED WITH YEAR ENDED DECEMBER 31, 2000

Revenue in 2001 was $27,808,000, up $908,000, or three percent, from 2000. The increase is due to an eight percent increase in equipment revenue, a two percent increase in disposable products revenue and a seven percent increase in service revenue.

Equipment revenue increased eight percent due to increased rental revenue under the Company's Evergreen rental program. Revenue from laser units sold in 2001 was approximately the same as 2000. For the year ended December 31, 2001, we placed (sold, rented or provided for evaluation) 15 excimer laser systems compared with 48 in 2000. The decrease in laser placements is primarily a result of fewer placements under our laser evaluation program, which does not generate up-front equipment revenue.

At December 31, 2001, the installed base included 327 excimer laser systems (230 in the United States), compared with 312 at December 31, 2000 (215 in the United States).

The increase in disposable products revenue, which primarily consists of single-use catheter products, is comprised of a three percent increase in lead removal devices and a significant increase in peripheral atherectomy catheters from a small base, partially offset by a two percent decline in coronary atherectomy catheters.

Service revenue increased seven percent in 2001, as the larger installed base of the Company's excimer laser systems in the United States offset the impact of utilizing distributors to perform service in Europe in 2001.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

                 THE SPECTRANETICS CORPORATION AND SUBSIDIARIES

Gross margin increased to 70 percent in 2001, from 69 percent in 2000. This improvement was a combination of higher average selling prices on lasers and disposable products sales, combined with increased manufacturing efficiencies.

Operating expenses declined 31 percent in 2001 to $19,192,000, compared with $27,984,000 in 2000. In 2000, net litigation settlement costs of $3,654,000 and reorganization costs of $1,200,000 were recognized. Excluding those costs, operating expenses declined 17 percent in 2001 for the reasons discussed below.

For the year ended December 31, 2001, we consolidated several operating expense line items. "Selling, general and administrative" includes marketing and sales and general and administrative expenses. "Research, development and other technology" includes research and development, clinical studies, regulatory expenses and royalties. For the year ended December 31, 2000, we reclassified regulatory expenses as part of research and development costs; in prior years, regulatory expenses had been included in "General and administrative" expense. All prior years have been reclassified to conform to the current presentation.

Selling, general and administrative expenses of $14,277,000 were down 20 percent from $17,843,000 in 2000, due to a 25 percent decline in marketing and sales expense and a seven percent decline in general and administrative expense. The restructuring of our European operation, which eliminated our direct sales force in Germany and switched to a distributor-based sales model, accounted for more than half of the decline in marketing and sales expense. The remainder was due to widespread expense reductions within the U.S. sales and marketing organization, including lower travel and entertainment expenses, and decreased expenditures for conventions and advertising. General and administrative expenses were down due to a variety of cost reductions, the most significant of which was reduced legal expenses.

Research, development and other technology expense includes research and development, clinical studies, regulatory, and royalties expenses. This category of expenses declined $372,000, or seven percent, in 2001 to $4,915,000. The overall decrease is primarily due to a 19 percent reduction in research and development expenses, primarily attributable to the cancellation of a research contract with an outside entity. Clinical studies and regulatory expenses were consistent with prior year levels. Royalties expense increased three percent from the prior year amount, primarily due to additional royalties related to the litigation settlement in October 2000.

Interest income decreased 36 percent to $594,000, due primarily to lower yields on our investment securities, which consist primarily of U.S. government and agency obligations with original maturities of less than two years. Interest expense of $150,000 increased 44 percent from the prior year due to the interest related to installments on past royalties in connection with the litigation settlement entered into during the year ended December 31, 2000.

Net income was $590,000 in 2001, compared with a loss of $8,698,000 in 2000. In 2000, the Company recognized a $3,654,000 litigation settlement expense, $1,200,000 of reorganization costs, and $170,000 of tax expense related to the sale of a discontinued operation. Excluding these costs, our net loss was $3,674,000 in 2000. The improvement in net income, excluding these costs, of $4,264,000 was primarily due to $3,938,000 of operating expense reductions combined with slightly higher revenue, which was primarily a result of increased selling prices for lasers and disposable products, and improved manufacturing efficiencies.


YEAR ENDED DECEMBER 31, 2000,
COMPARED WITH YEAR ENDED DECEMBER 31, 1999

Revenue in 2000 was $26,900,000, up $4,595,000, or 21 percent, from 1999. The increase is due to a 27 percent increase in disposable products revenue and a 22 percent increase in service revenue, partially offset by a three percent decline in equipment revenue.

The increase in disposable products revenue is attributable to a 63 percent increase in lead removal devices and a 16 percent increase in atherectomy catheters.

Service revenue increased 22 percent in 2000 due to the larger installed base of the Company's excimer laser systems. At December 31, 2000, the installed base included 312 excimer laser systems (215 in the United States), compared with 264 (172 in the United States) at December 31, 1999.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

                 THE SPECTRANETICS CORPORATION AND SUBSIDIARIES

For the year ended December 31, 2000, we placed (sold, rented or provided for evaluation) 48 excimer laser systems, compared with 38 in 1999. However, equipment revenue decreased three percent in 2000 due to fewer sales of our CVX-300 laser systems, which was partially offset by increased rental revenue resulting from the success of our Evergreen rental program.

Gross margin increased to 69 percent in 2000 from 67 percent in 1999. This improvement was due to a combination of increased manufacturing efficiencies and a change in sales mix to more disposable products revenue in relation to total revenue. Disposable products generate higher margins than equipment or service.

Operating expenses grew 41 percent in 2000 to $27,984,000, compared with $19,882,000 in 1999. In 2000, net litigation settlement costs of $3,654,000 and reorganization costs of $1,200,000 were recognized. In 1999, reorganization costs and litigation reserves of $1,358,000 were recognized. Excluding these costs, operating expenses grew 25 percent in 2000 to $23,130,000 from $18,524,000 in 1999, for the reasons discussed below.

Selling, general and administrative expenses increased $3,941,000, or 28 percent, in 2000 to $17,843,000, primarily due to a 31 percent increase in marketing and sales expenses for additional sales personnel and increased commissions resulting from higher U.S. revenue in 2000. We doubled our U.S. field sales organization in the last half of 1999 compared with 1998, and then expanded it an additional 30 percent in 2000. In addition, general and administrative expenses grew 21 percent in 2000 from 1999, primarily because of increased personnel-related expenses and the absence of an allocation to our former industrial business.

Research, development and other technology expense increased $665,000, or 14 percent, in 2000 to $5,287,000. About half of the increase was due to higher costs for clinical trials associated with peripheral atherectomy to clear blockages in the upper and lower leg and a trial dealing with clearing blockages within restenosed stents (LARS). The rest of the increase was attributable to higher royalties expense as a result of increased revenue compared with 1999 and additional royalties beginning in October 2000 related to the settlement of a patent infringement lawsuit.

In October 2000, we entered into a settlement and release agreement related to a patent infringement lawsuit filed in August 1999. The agreement provided that each party release all claims and counterclaims against each other, that we enter into a license agreement and pay a royalty for the use of certain patents in the United States and abroad until the expiration of the last patent on November 15, 2005, and that 15 lasers be returned to Spectranetics for future sale. In addition, we recorded a net charge of $3,654,000 during the year ended December 31, 2000, to reflect the cost of past royalties to the agreement date, and legal fees related to this suit, offset by our release from a prior obligation to provide defined medical devices to United States Surgical Corporation, a division of Tyco International. The payments for past royalties are being made in three annual installments beginning November 2000.

Reorganization costs of $1,200,000 to restructure our European operations were recorded in 2000, compared with reorganization costs and litigation reserves totaling $1,358,000 in 1999. The 1999 costs primarily reflected litigation reserves for legal proceedings relating to a patent infringement lawsuit, and also included costs related to a management restructuring in Europe.

Interest income increased 20 percent to $923,000 due to higher average cash and investment balances as a result of cash received from the private placement of common stock in February 1999 and cash received from the sale of Polymicro in June 1999. Interest expense decreased slightly from the prior year and related primarily to our equipment loan.

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

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

                 THE SPECTRANETICS CORPORATION AND SUBSIDIARIES


INCOME TAXES

At December 31, 2001, we had net operating loss carryforwards for U.S. federal income tax purposes of approximately $52 million, which are available to offset future federal taxable income, if any, and expire at varying dates from 2003 through 2021. The annual use of the net operating loss carryforwards is limited under Section 382 of the Internal Revenue Code of 1986. An alternative minimum tax credit carryforward of $253,000 is available to offset future tax liabilities and has no expiration date. The Company also has tax loss carryforwards in the Netherlands, which have no expiration date, of approximately 64 million Dutch guilders ($25 million U.S. dollars) available to offset future taxable income, if any.

We also had research and experimentation tax credit carryforwards for federal income tax purposes at December 31, 2001, of approximately $3 million, which are available to reduce future federal income taxes, if any, and expire at varying dates through 2021. The annual use of portions of the research and experimentation credit carryforwards is also limited under Section 382 of the Internal Revenue Code of 1986.


LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2001, we had cash, cash equivalents and investment securities of $12,884,000, up $963,000 from $11,921,000 at December 31, 2000. The year ended December 31, 2001, was the first full year we generated positive cash flow.

For the year ended December 31, 2001, cash provided by operating activities totaled $1,189,000, which was primarily a result of cash earnings (net income plus depreciation and amortization) of $2,422,000 and a $1,359,000 reduction of accounts receivable, partially offset by a reduction in accounts payable and accrued liabilities of $2,305,000. This reduction in accounts payable and accrued liabilities related primarily to the payment of costs associated with our European restructuring and the second of three installments on past royalties agreed upon as part of the litigation settlement in 2000. The final installment is due in November 2002. For the year ended December 31, 2000, cash used in operating activities totaled $7,604,000. The improvement in cash provided by operating activities compared with last year is primarily a result of our net income of $590,000 during the year ended December 31, 2001, combined with improved working capital management, which contributed to reductions in accounts receivable and inventory.

The table below presents the reduction in receivables and inventory in relative terms, through the presentation of financial ratios. Days sales outstanding are calculated by dividing the ending net accounts receivable balance by the average daily sales from the fourth quarter. Inventory turns are calculated by dividing annualized cost of sales for the fourth quarter by ending inventory.

                                     2001       2000
                                     ----       ----
Days sales outstanding                 59         78
Inventory turns                       4.7        3.2

For the year ended December 31, 2001, cash used by investing activities was $341,000 compared with cash provided by investing activities of $4,876,000 during the year ended December 31, 2000. The increased cash used by investing activities is due to fluctuations in our portfolio mix between cash, cash equivalents and investment securities. Capital expenditures during the year ended December 31, 2001, totaled $290,000, compared with $579,000 during the same period last year. We do not expect our capital requirements to change significantly in 2002 compared with 2001 levels.

Net cash provided by financing activities was $76,000 during the year ended December 31, 2001, compared with $51,000 for the same period last year. Financing activities consist primarily of proceeds from sale of common stock to employees, either through the exercise of stock options or the employee stock purchase plan, partially offset by principal payments on long-term debt and capital lease obligations. At December 31, 2001, total debt, including capital lease obligations, was $228,000.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

                 THE SPECTRANETICS CORPORATION AND SUBSIDIARIES

At December 31, 2001, 2000 and 1999, we had placed a number of systems on rental or loan programs. A total of $5,089,000, $4,839,000 and $3,331,000 was recorded as equipment held for rental or loan at December 31, 2001, 2000 and 1999, respectively, and is being depreciated over three to five years.

In 2001, we used two placement programs in addition to the sale of laser systems:

   1. Evergreen rental program - This rental program was introduced in July 1999. Rental revenue under this program varies on a sliding scale depending on the customer's catheter purchases each month. Rental revenue is invoiced on a monthly basis and revenue is recognized upon invoicing. The laser unit is transferred to the equipment held for rental or loan account upon shipment, and depreciation expense is recorded within cost of sales based upon a three- to five-year expected life of the unit.

   2. Evaluation programs - We "loan" a laser system to an institution for use over a short period of time, usually three to six months. The loan of the equipment is to create awareness of our products and their capabilities, and no revenue is earned or recognized in connection with the placement of a loaned laser (although sales of disposable products result from the laser placement). The laser unit is transferred to the equipment held for rental or loan account upon shipment, and depreciation expense is recorded within selling, general and administrative expense based upon a three- to five-year expected life of the unit.

At the beginning of 2002, we are running a price promotion in which we are offering lasers for sale at $90,000, compared with a list price of $249,000, and have arranged for a third-party leasing company to provide financing for our customers, if necessary. As a result, we anticipate that fewer new customers will opt for the Evergreen rental program during this promotion. In addition, we anticipate that some customers currently on the Evergreen rental program may decide to purchase their lasers at the $90,000 price.

We believe our liquidity and capitalization as of December 31, 2001, are sufficient to meet our operating and capital requirements through at least December 31, 2002.


CONVERSION TO THE EURO

For the year ended December 31, 2001, Spectranetics International, B.V., used the Dutch guilder as its functional currency.

On January 1, 2002, Spectranetics International, B.V., adopted the euro as its functional currency. The conversion to the euro is not expected to have a material effect on our consolidated financial results of operations.


CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements are affected by the accounting policies used and the estimates and assumptions made by management during their preparation.

Below is a discussion of our critical accounting policies and their impact on the preparation of our consolidated financial statements.

REVENUE RECOGNITION. Revenue from the sale of our products is recognized when products are shipped. Title transfers to the customer upon shipment. Revenue from product maintenance contracts and equipment rentals is deferred and recognized ratably over the contract period.

Revenue from the rental of our excimer laser systems is recognized on a monthly basis based on a calculated rental fee. The calculated rental fee depends on the monthly catheter purchases of each customer.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

                 THE SPECTRANETICS CORPORATION AND SUBSIDIARIES


ALLOWANCES AND ACCRUED LIABILITIES. On an ongoing basis, management evaluates its estimates and judgments, including those relating to product returns, bad debts, inventories, income taxes, warranty obligations, royalty obligations, reorganization costs, contingencies, and litigation. We base our estimates and judgments on historical experience and on various other factors we believe to be reasonable under the circumstances. These judgments and estimates form the basis for the carrying values of certain assets and liabilities that are not objectively available from other sources. Carrying values of these assets and liabilities may differ under different assumptions or conditions.


NEW ACCOUNTING PRONOUNCEMENTS

On June 30, 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 141, Business Combinations, and SFAS 142, Goodwill and Intangible Assets. Major provisions of these Statements are as follows: All business combinations initiated after September 30, 2001, must use the purchase method of accounting; the pooling of interest method of accounting is prohibited, except for transactions initiated before July 1, 2001; intangible assets acquired in a business combination must be recorded separately from goodwill if they arise from contractual or other legal rights or are separable from the acquired entity and can be sold, transferred, licensed, rented or exchanged, either individually or as part of a related contract, asset or liability; goodwill and intangible assets with indefinite lives are not amortized but are tested for impairment annually, except in certain circumstances, and whenever there is an impairment indicator; all acquired goodwill must be assigned to reporting units for purposes of impairment testing and segment reporting; and effective January 1, 2002, goodwill will no longer be subject to amortization. The adoption of this standard will not have a material impact on our consolidated financial position, results of operations, or cash flows.

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations, which is effective for fiscal years beginning after June 15, 2002. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The adoption of this standard will not have a material impact on our consolidated financial position, results of operations, or cash flows.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which is effective for fiscal years beginning after December 15, 2001. SFAS No. 144 establishes one accounting model to be used for long-lived assets to be disposed of by sale, and broadens the presentation of discontinued operations to include more disposal transactions. The adoption of this standard will not have a material impact on our consolidated financial position, results of operations, or cash flows.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

                 THE SPECTRANETICS CORPORATION AND SUBSIDIARIES


RISK FACTORS

WE HAVE ONLY RECENTLY ATTAINED PROFITABILITY. We incurred net losses from operations since our inception in June 1984 until the second quarter of 2001. At December 31, 2001, we had accumulated $75.7 million in net losses since inception. Although we anticipate maintaining profitability for the foreseeable future, with the exception of an occasional quarterly loss, we may be unable to do so.

OUR SMALL SALES AND MARKETING TEAM MAY BE UNABLE TO COMPETE WITH OUR LARGER COMPETITORS OR TO REACH ALL POTENTIAL CUSTOMERS. Many of our competitors have larger sales and marketing operations than we do. This allows those competitors to spend more time with potential customers and to focus on a larger number of potential customers, which gives them a significant advantage over our team in making sales.

OUR PRODUCTS MAY NOT BE ACCEPTED IN THEIR MARKETS. Excimer laser technology competes with more established therapies for restoring circulation to clogged or obstructed arteries. Market acceptance of the excimer laser system depends on our ability to provide adequate clinical and economic data that shows the clinical efficacy and cost effectiveness of, and patient benefits from, excimer laser atherectomy and lead removal.

WE MAY BE UNABLE TO COMPETE SUCCESSFULLY WITH BIGGER COMPANIES IN OUR HIGHLY COMPETITIVE INDUSTRY. Our primary competitors are manufacturers of products used in competing therapies, such as:

         o balloon angioplasty, which uses a balloon to push obstructions out of the way;

         o        stent implantation;

         o        open chest bypass surgery; and

         o atherectomy and thrombectomy, using mechanical methods to remove arterial blockages.

We also compete with companies marketing lead extraction devices or removal methods, such as mechanical sheaths. In the lead removal market, we compete worldwide with lead removal devices manufactured by Cook Vascular Inc. and we compete in Europe with devices manufactured by VascoMed.

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

We estimate that approximately 80 percent of coronary interventions involve the placement of a stent. The leading stent providers in the United States are SCIMED Life Systems, Inc. (a subsidiary of Boston Scientific Corporation); Cordis Corporation (a subsidiary of Johnson & Johnson Interventional Systems); Guidant Corporation; Medtronic, Inc.; and JOMED N.V. The leading balloon angioplasty manufacturers are SCIMED, Cordis, Guidant and Medtronic. Manufacturers of atherectomy or thrombectomy devices include SCIMED, Guidant and Possis Medical, Inc.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

                 THE SPECTRANETICS CORPORATION AND SUBSIDIARIES

FAILURE OF THIRD PARTIES TO REIMBURSE MEDICAL PROVIDERS FOR OUR PRODUCTS MAY REDUCE OUR SALES. We sell our CVX-300 laser unit primarily to hospitals, which then bill third-party payers, such as government programs and private insurance plans, for the services the hospitals provide using the CVX-300 laser unit. Unlike balloon angioplasty, laser atherectomy requires the purchase or lease of expensive capital equipment. In some circumstances, the amount reimbursed to a hospital for procedures involving our products may not be adequate to cover a hospital's costs. We do not believe that reimbursement has materially adversely affected our business to date, but continued cost containment measures could hurt our business in the future.

In addition, the FDA has required that the label for the CVX-300 laser unit state that adjunctive balloon angioplasty was performed together with laser atherectomy in most of the procedures we submitted to the FDA for pre-market approval. Adjunctive balloon angioplasty requires the purchase of a balloon catheter in addition to the laser catheter. While all approved procedures using the excimer laser system are reimbursable, some third-party payers attempt to deny reimbursement for procedures they believe are duplicative, such as adjunctive balloon angioplasty performed together with laser atherectomy. Third-party payers may also attempt to deny reimbursement if they determine that a device used in a procedure was experimental, was used for a non-approved indication, or was not used in accordance with established pay protocols regarding cost-effective treatment methods. Hospitals that have experienced reimbursement problems or expect to experience reimbursement problems may not purchase our excimer laser systems in the future.

TECHNOLOGICAL CHANGE MAY RESULT IN OUR PRODUCTS BECOMING OBSOLETE. We derive substantially all of our revenue from the sale or lease of the CVX-300 laser unit, related disposable devices and service. Technological progress or new developments in our industry could adversely affect sales of our products. Many companies, some of which have substantially greater resources than we do, are engaged in research and development for the treatment and prevention of coronary artery disease. These include pharmaceutical approaches as well as development of new or improved angioplasty, atherectomy, thrombectomy or other devices. Our products could be rendered obsolete as a result of future innovations in the treatment of vascular disease.

REGULATORY COMPLIANCE IS VERY EXPENSIVE AND CAN OFTEN BE DENIED OR SIGNIFICANTLY DELAYED. The industry in which we compete is subject to extensive regulation by the FDA and comparable state and foreign agencies. Complying with these regulations is costly and time consuming. International regulatory approval processes may take longer than the FDA approval process. If we fail to comply with applicable regulatory requirements, we may be subject to fines, suspensions of approvals, seizures or recalls of products, operating restrictions, criminal prosecutions and other penalties. We may be unable to obtain future regulatory approval in a timely manner, or at all, if existing regulations are changed or new regulations are adopted. For example, the FDA approval process for the use of excimer laser technology in clearing blocked arteries in the lower leg, as well as clearing blockages within restenosed stents, has taken longer than we anticipated due to requests for additional clinical data and changes in regulatory requirements.

FAILURES IN CLINICAL TRIALS MAY HURT OUR BUSINESS AND OUR STOCK PRICE. All of Spectranetics' potential products are subject to extensive regulation and will require approval from the FDA and other regulatory agencies prior to commercial sale. The results from pre-clinical testing and early clinical trials may not be predictive of results obtained in large clinical trials. Companies in the medical device industry have suffered significant setbacks in various stages of clinical trials, even in advanced clinical trials, after apparently promising results had been obtained in earlier trials.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

                 THE SPECTRANETICS CORPORATION AND SUBSIDIARIES

The development of safe and effective products is uncertain and subject to numerous risks. The product development process may take several years, depending on the type, complexity, novelty and intended use of the product. Product candidates that may appear to be promising in development may not reach the market for a number of reasons.

Product candidates may:

         o        be found ineffective;

         o take longer to progress through clinical trials than had been anticipated; or

         o        require additional clinical data and testing.

We cannot guarantee that we will gain FDA approval to market the use of our excimer laser system to treat blocked arteries in the upper and lower leg. If we do not receive these FDA approvals, our business may suffer.

OUR EUROPEAN OPERATIONS MAY NOT CONTINUE TO BE SUCCESSFUL OR MAY NOT BE ABLE TO ACHIEVE REVENUE GROWTH. In January 2001 we established a distributor relationship in Germany, and now utilize distributors throughout most of Europe. The sales and marketing efforts on our behalf by distributors in Europe could fail to attain long-term success.

WE ARE EXPOSED TO THE PROBLEMS THAT COME FROM HAVING INTERNATIONAL OPERATIONS. For the year ended December 31, 2001, our revenue from international operations represented 11 percent of consolidated revenue. Changes in overseas economic conditions, currency exchange rates, foreign tax laws or tariffs or other trade regulations could adversely affect our ability to market our products in these and other countries. As we expand our international operations, we expect our sales and expenses denominated in foreign currencies to expand.

WE HAVE IMPORTANT SOLE SOURCE SUPPLIERS AND MAY BE UNABLE TO REPLACE THEM IF THEY STOP SUPPLYING US. We purchase certain components of our CVX-300 laser unit from several sole source suppliers. We do not have guaranteed commitments from these suppliers and order products through purchase orders placed with these suppliers from time to time. While we believe that we could obtain replacement components from alternative suppliers, we may be unable to do so.

POTENTIAL PRODUCT LIABILITY CLAIMS AND INSUFFICIENT INSURANCE COVERAGE MAY HURT OUR BUSINESS AND STOCK PRICE. We are subject to risk of product liability claims. We maintain product liability insurance with coverage and aggregate maximum amounts of $5,000,000. The coverage limits of our insurance policies may be inadequate, and insurance coverage with acceptable terms could be unavailable in the future.

OUR PATENTS AND PROPRIETARY RIGHTS MAY BE PROVED INVALID, WHICH WOULD ENABLE COMPETITORS TO COPY OUR PRODUCTS; WE MAY INFRINGE OTHER COMPANIES' RIGHTS. We hold patents and licenses to use patented technology, and have patent applications pending. Any patents we have applied for may not be granted. In addition, our patents may not be sufficiently broad to protect our technology or to give us any competitive advantage. Our patents could be challenged as invalid or circumvented by competitors. In addition, the laws of certain foreign countries do not protect our intellectual property rights to the same extent as do the laws of the United States. We do not have patents in many foreign countries. We could be adversely affected if any of our licensors terminates our licenses to use patented technology.

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

         o        general market conditions; and

         o financing of future operations through additional issuances of equity securities, which may result in dilution to existing stockholders and falling stock prices.

PROTECTIONS AGAINST UNSOLICITED TAKEOVERS IN OUR RIGHTS PLAN, CHARTER AND BYLAWS MAY REDUCE OR ELIMINATE OUR STOCKHOLDERS' ABILITY TO RESELL THEIR SHARES AT A PREMIUM OVER MARKET PRICE. We have a stockholders' rights plan that may prevent an unsolicited change of control of Spectranetics. The rights plan may adversely affect the market price of our common stock or the ability of stockholders to participate in a transaction in which they might otherwise receive a premium for their shares. Under the rights plan, rights to purchase preferred stock in certain circumstances have been issued to holders of outstanding shares of common stock, and rights will be issued in the future for any newly issued common stock. Holders of the preferred stock are entitled to certain dividend, voting and liquidation rights that could make it more difficult for a third party to acquire Spectranetics.

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

                          INDEPENDENT AUDITORS' REPORT

                 THE SPECTRANETICS CORPORATION AND SUBSIDIARIES

The Board of Directors and Shareholders

The Spectranetics Corporation:

We have audited the accompanying consolidated balance sheets of The Spectranetics Corporation and subsidiaries (collectively, the Company) as of December 31, 2001 and 2000, and the related consolidated statements of operations and other comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Spectranetics Corporation and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Denver, Colorado

January 25, 2002

                           CONSOLIDATED BALANCE SHEETS

                 THE SPECTRANETICS CORPORATION AND SUBSIDIARIES

Years Ended December 31,

(In thousands, except share amounts)                                             2001          2000
                                                                               --------       -------
ASSETS
Current assets:
  Cash and cash equivalents                                                    $  3,093         2,195
  Investment securities available for sale                                        2,046         9,726
  Trade accounts receivable, less allowance for doubtful accounts
    and sales returns of $642 and $398, respectively                              4,717         6,097
  Inventories                                                                     1,795         2,585
  Prepaid expenses and other current assets                                         900           729
                                                                               --------       -------
        Total current assets                                                     12,551        21,332
                                                                               ========       =======

Equipment and leasehold improvements, at cost:
  Manufacturing equipment and computers                                           6,253         6,220
  Leasehold improvements                                                            861           830
  Equipment held for rental or loan                                               5,089         4,839
  Furniture and fixtures                                                            179           175
                                                                               --------       -------
        Total                                                                    12,382        12,064
  Less accumulated depreciation and amortization                                 (8,263)       (7,304)
                                                                               --------       -------
        Net equipment and leasehold improvements                                  4,119         4,760
Intangible assets, net                                                            1,015           908
Other assets                                                                        283           360
Long-term investment securities available for sale                                7,745            --
                                                                               --------       -------
        Total assets                                                           $ 25,713        27,360
                                                                               ========       =======

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                                             $    273           814
  Accrued liabilities                                                             7,562         7,838
  Deferred revenue                                                                  993         1,182
  Current portion of long-term debt                                                 153           146
  Current portion of capital lease obligations                                       18            15
                                                                               --------       -------
        Total current liabilities                                                 8,999         9,995
                                                                               --------       -------
Long-term portion of settlement obligation                                           --         1,415
Long-term debt, net of current portion                                               57           215
Capital lease obligations, net of current portion                                    --            19
                                                                               --------       -------
        Total liabilities                                                         9,056        11,644
                                                                               --------       -------
Shareholders' equity:
  Preferred stock, $.001 par value. Authorized 5,000,000 shares; none issued         --            --
  Common stock, $.001 par value. Authorized 60,000,000 shares; issued and
    outstanding:  23,599,500 shares in 2001 and 23,425,880 shares in 2000            24            23
  Additional paid-in capital                                                     92,638        92,259
  Accumulated other comprehensive loss                                             (276)         (247)
  Accumulated deficit                                                           (75,729)      (76,319)
                                                                               --------       -------
        Total shareholders' equity                                               16,657        15,716
                                                                               --------       -------
Commitments and contingencies (notes 5, 6, 7, 8, 9, 11, 15 and 16)
                                                                               --------       -------
        Total liabilities and shareholders' equity                             $ 25,713        27,360
                                                                               ========       =======


(See accompanying notes to consolidated financial statements.)

      CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME

                 THE SPECTRANETICS CORPORATION AND SUBSIDIARIES

Years Ended December 31,

(In thousands, except share and per-share amounts)                      2001              2000              1999
                                                                    ------------      ------------      ------------
Revenue                                                             $     27,808            26,900            22,305
Cost of revenue                                                            8,459             8,282             7,397
                                                                    ------------      ------------      ------------
        Gross margin                                                      19,349            18,618            14,908
                                                                    ------------      ------------      ------------
Operating expenses:
  Selling, general and administrative                                     14,277            17,843            13,902
  Research, development and other technology                               4,915             5,287             4,622
  Litigation settlement costs, net                                            --             3,654                --
  Reorganization costs and litigation reserves                                --             1,200             1,358
                                                                    ------------      ------------      ------------
        Total operating expenses                                          19,192            27,984            19,882
                                                                    ------------      ------------      ------------
        Operating income (loss)                                              157            (9,366)           (4,974)
Other income (expense):
  Interest expense                                                          (150)             (104)             (156)
  Interest income                                                            594               923               771
  Other, net                                                                 (11)               19               143
                                                                    ------------      ------------      ------------
        Total                                                                433               838               758
                                                                    ------------      ------------      ------------
        Net income (loss) from continuing operations                         590            (8,528)           (4,216)
Discontinued operations:
  Gain on sale (income taxes) of discontinued industrial
    subsidiary, Polymicro Technologies, Inc.                                  --              (170)            8,664
  Income from operations of discontinued industrial
    subsidiary, Polymicro Technologies, Inc.                                  --                --               721
                                                                    ------------      ------------      ------------
        Gain/income (income taxes) from discontinued operations               --              (170)            9,385
                                                                    ------------      ------------      ------------

        Net income (loss)                                                    590            (8,698)            5,169
Other comprehensive (loss)                                                   (29)             (119)              (36)
                                                                    ------------      ------------      ------------
        Comprehensive income (loss)                                 $        561            (8,817)            5,133
                                                                    ============      ============      ============

Earnings per common and common equivalent share:
  Income (loss) from continuing operations                          $       0.03             (0.36)            (0.19)
  Income (loss) from discontinued operations                                  --             (0.01)             0.42
                                                                    ------------      ------------      ------------
        Net income (loss) per share                                 $       0.03             (0.37)             0.23
                                                                    ============      ============      ============

Earnings per share, assuming full dilution:
  Income (loss) from continuing operations                          $       0.02             (0.36)            (0.19)
  Income (loss) from discontinued operations                                  --             (0.01)             0.42
                                                                    ------------      ------------      ------------
        Net income (loss) per share                                 $       0.02             (0.37)             0.23
                                                                    ============      ============      ============

Weighted average shares outstanding
  Basic                                                               23,547,380        23,298,145        22,406,606
  Diluted                                                             24,161,269        23,298,145        22,406,606

(See accompanying notes to consolidated financial statements.)

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                 THE SPECTRANETICS CORPORATION AND SUBSIDIARIES

                                                                                          OTHER
                                                                       ADDITIONAL     COMPREHENSIVE                        TOTAL
                                                            PAR         PAID-IN           INCOME         ACCUMULATED   SHAREHOLDERS'
(In thousands, except share amounts)         SHARES        VALUE        CAPITAL           (LOSS)           DEFICIT        EQUITY
                                           ----------    ----------    ----------     -------------      -----------   -------------
BALANCES AT DECEMBER 31, 1998              19,110,825    $       19        84,131              (92)          (72,790)       11,268
Sale of common stock in a private
  placement                                 3,800,000             4         6,533               --                --         6,537
Exercise of stock options                      82,068            --           241               --                --           241
Shares purchased under employee
  stock purchase plan                          44,295            --            48               --                --            48
Options granted for consulting services            --            --            57               --                --            57
Amortization of warrant expense                    --            --           102               --                --           102
Foreign currency translation adjustment            --            --            --              (36)               --           (36)
Net income                                         --            --            --               --             5,169         5,169
                                           ----------    ----------    ----------       ----------        ----------    ----------
BALANCES AT DECEMBER 31, 1999              23,037,188            23        91,112             (128)          (67,621)       23,386
Exercise of stock options                     335,479            --           895               --                --           895
Shares purchased under employee
  stock purchase plan                          53,213            --           142               --                --           142
Options granted for consulting services            --            --             8               --                --             8
Amortization of warrant expense                    --            --           102               --                --           102
Unrealized loss on investment securities           --            --            --              (43)               --           (43)
Foreign currency translation adjustment            --            --            --              (76)               --           (76)
Net loss                                           --            --            --               --            (8,698)       (8,698)
                                           ----------    ----------    ----------       ----------        ----------    ----------
BALANCES AT DECEMBER 31, 2000              23,425,880            23        92,259             (247)          (76,319)       15,716
Exercise of stock options                      11,095            --            35               --                --            35
Shares purchased under employee
  stock purchase plan                         162,525             1           203               --                --           204
Options granted for consulting services            --            --            40               --                --            40
Amortization of warrant expense                    --            --           101               --                --           101
Unrealized gain on investment securities           --            --            --               14                --            14
Foreign currency translation adjustment            --            --            --              (43)               --           (43)
Net income                                         --            --            --               --               590           590
                                           ----------    ----------    ----------       ----------        ----------    ----------
BALANCES AT DECEMBER 31, 2001              23,599,500    $       24        92,638             (276)          (75,729)       16,657
                                           ==========    ==========    ==========       ==========        ==========    ==========

(See accompanying notes to consolidated financial statements.)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                 THE SPECTRANETICS CORPORATION AND SUBSIDIARIES

Years Ended December 31,

(In thousands)                                                                      2001           2000           1999
                                                                                  -------        -------        -------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                                               $   590         (8,698)         5,169
  Adjustments to reconcile net income (loss) to net cash
   provided (used) by operating activities:
        Income from discontinued operations                                            --             --           (721)
        Income taxes (gain on sale) of Polymicro Technologies, Inc.                    --            170         (8,664)
        Depreciation and amortization                                               1,832          1,731          1,340
        Options granted for consulting services                                        40              8             57
        Changes in operating assets and liabilities:
          Trade accounts receivable, net                                            1,359           (580)        (1,578)
          Inventories                                                                 773            136           (698)
          Equipment held for rental or loan, net                                     (529)        (1,876)        (1,173)
          Prepaid expenses and other current assets                                  (271)          (110)             3
          Other assets                                                                (86)          (150)           190
          Accounts payable and accrued liabilities                                 (2,305)         2,103          1,515
          Deferred revenue                                                           (214)          (338)           (70)
                                                                                  -------        -------        -------
               Net cash provided (used) by operating activities                     1,189         (7,604)        (4,630)
                                                                                  -------        -------        -------
CASH FLOWS FROM INVESTING ACTIVITIES
  Capital expenditures                                                               (290)          (579)          (431)
  Net cash received from discontinued operations                                       --             --          1,140
  Net proceeds from sale of Polymicro Technologies, Inc.                               --             --         14,346
  (Purchase) sale of investment securities, net                                       (51)         5,455        (15,414)
                                                                                  -------        -------        -------
               Net cash provided (used) by investing activities                      (341)         4,876           (359)
                                                                                  -------        -------        -------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from sale of common stock to employees                                     238          1,037            289
  Proceeds from sale of common stock in a private placement,
    net of issue costs                                                                 --             --          6,537
  Principal payments on long-term debt and
    capital lease obligations                                                        (162)          (986)        (1,058)
                                                                                  -------        -------        -------
               Net cash provided by financing activities                               76             51          5,768
                                                                                  -------        -------        -------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                               (26)           (28)           (37)
                                                                                  -------        -------        -------
               Net increase (decrease) in cash and cash equivalents                   898         (2,705)           742

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                      2,195          4,900          4,158
                                                                                  -------        -------        -------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                          $ 3,093          2,195          4,900
                                                                                  =======        =======        =======
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  Cash paid during the year for interest                                          $   157            115            166
  Cash paid for income taxes                                                           --            283             --


(See accompanying notes to consolidated financial statements.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 THE SPECTRANETICS CORPORATION AND SUBSIDIARIES

NOTE 1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) ORGANIZATION, NATURE OF BUSINESS AND BASIS OF PRESENTATION

The accompanying consolidated financial statements include the accounts of The Spectranetics Corporation, a Delaware corporation, and its wholly owned subsidiary, Spectranetics International, B.V. (collectively, the Company). All intercompany balances and transactions have been eliminated in consolidation. The Company's primary business is the design, manufacture and marketing of a proprietary excimer laser system and related accessory products for use in minimally invasive surgical procedures within the cardiovascular system.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

Certain reclassifications have been made in the 2000 and 1999 financial statements to conform with the financial statement presentation for December 31, 2001. Marketing and sales expenses were combined with general and administrative expenses and shown as "Selling, general, and administrative" expense. Royalties expense was combined into "Research, development, and other technology" expense. Prior year amounts have been reclassified to conform to the current year presentation.


(b) CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents of approximately $3,076,000 and $1,884,000 at December 31, 2001 and 2000, respectively, consist primarily of certificates of deposit, government-backed securities, money market accounts, commercial paper and repurchase agreements stated at cost, which approximates fair value.


(c) INVESTMENT SECURITIES

Investment securities at December 31, 2001, are classified as available-for-sale for purposes of Financial Accounting Standards Board Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, and accordingly, are carried at fair value. The difference between carrying cost and fair value is recorded as an unrealized gain or loss on investment securities and recorded within "Other comprehensive loss." At December 31, 2001 and 2000, the unrealized loss totaled $29,000 and $43,000, respectively.


(d) INVENTORIES

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.


(e) EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Equipment and leasehold improvements are recorded at cost. Equipment acquired under capital leases is recorded at the present value of minimum lease payments at the inception of the lease.

Depreciation is calculated using the straight-line method over the estimated useful lives of the assets of three to seven years for manufacturing equipment, computers, and furniture and fixtures. Equipment held for rental or loan is depreciated using the straight-line method over three to five years. Equipment acquired under capital leases and leasehold improvements is amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset.


(f) INTANGIBLE ASSETS

Intangible assets, which consist primarily of patents, are amortized using the straight-line method over periods ranging from five to 13 years.


(g) LONG-LIVED ASSETS

The Company accounts for long-lived assets under the provisions of Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (SFAS No. 121). Under SFAS No. 121, the carrying value of long-lived assets is reviewed annually for impairment. Events that may indicate a need to assess recoverability include significant changes in business conditions, continuing losses, or a forecasted inability to achieve at least break-even operating results over an extended period. The Company evaluates the recoverability of long-lived assets based upon undiscounted cash flow projections. Should an impairment in value be indicated, the carrying value of the asset is adjusted to its estimated fair value. No adjustments for impairment of assets have been recognized.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 THE SPECTRANETICS CORPORATION AND SUBSIDIARIES


(h) FINANCIAL INSTRUMENTS

At December 31, 2001 and 2000, the carrying value of financial instruments approximates the fair value of the instruments based on terms and related interest rates. Financial instruments include cash and cash equivalents, investment securities, trade accounts receivable, accounts payable, long-term debt and settlement obligations.


(i) REVENUE RECOGNITION

Revenue from the sale of the Company's products is recognized when products are shipped to the customer and title transfers upon shipment. Revenue from product maintenance contracts and equipment rentals is deferred and recognized ratably over the contract period.


(j) WARRANTIES

The Company provides for the cost of estimated future warranty repairs when the products are shipped to customers and bases its estimates primarily on historical experience.


(k) STOCK-BASED COMPENSATION PLAN

The Company accounts for its stock-based compensation plans in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. Under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS No. 123), entities are permitted to recognize as expense the fair value of all stock-based awards on the date of grant over the vesting period. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB 25 and provide pro forma earnings (loss) and pro forma earnings (loss) per share disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB 25 and provide the pro forma disclosures required by SFAS No. 123.


(l) RESEARCH AND DEVELOPMENT

Research and development costs are expensed as incurred and totaled approximately $1,770,000 and $2,185,000 for the years ended December 31, 2001 and 2000, respectively.


(m) NET INCOME (LOSS) PER SHARE

The Company calculates net income (loss) per share under the provisions of Statement of Financial Accounting Standards No. 128, Earnings Per Share (SFAS
128). Under SFAS No. 128, basic earnings per share are computed by dividing net income (loss) by the weighted average number of common shares outstanding. Shares issued during the period and shares reacquired during the period are weighted for the portion of the period they were outstanding. Diluted earnings per share are computed in a manner consistent with that of basic earnings per share while giving effect to all potentially dilutive common shares outstanding during the period using the treasury stock method.


(n) FOREIGN CURRENCY TRANSLATION

The Company's primary functional currency is the U.S. dollar. Certain transactions of the Company and its subsidiaries are consummated in currencies other than the U.S. dollar. Realized gains and losses from these transactions are included in the consolidated statements of operations as they occur.

Spectranetics International, B.V., used its local currency (Dutch guilder) as its functional currency for the years presented. Accordingly, net assets are translated at year-end exchange rates while income and expense accounts are translated at average exchange rates during the year. Adjustments resulting from these translations are reflected in shareholders' equity as accumulated other comprehensive loss.


(o) INCOME TAXES

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

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 THE SPECTRANETICS CORPORATION AND SUBSIDIARIES



(p) SHAREHOLDERS' EQUITY AND PRIVATE PLACEMENT OF COMMON STOCK

In February 1999, the Company completed the private placement of 3,800,000 shares of common stock and received cash proceeds, net of offering costs, of $6,537,000.


(q) DISCONTINUED OPERATIONS

In June 1999, the Company completed the sale of its industrial subsidiary, Polymicro Technologies, Inc. (PTI), for $15,000,000 in cash. PTI manufactures drawn silica glass products for industrial, aerospace and medical uses, with an emphasis on the analytical instrument market.

The income from PTI up to the date of disposal is shown as "Income from operations of discontinued industrial subsidiary" in the consolidated statements of operations. During 2000, federal income tax returns were prepared for the impact of the disposition. These tax returns resulted in greater income taxes on the disposition than originally estimated. Accordingly, additional income taxes of $170,000 were recognized in 2000.


NOTE 2  INVESTMENT SECURITIES

INVESTMENT SECURITIES CONSIST OF THE FOLLOWING AS OF DECEMBER 31:

(In thousands)                        2001         2000
                                     ------       ------
SHORT-TERM INVESTMENTS
U.S. Treasury and agency notes       $1,035        1,000
Corporate notes                       1,011        8,726
                                     ------       ------
TOTAL                                $2,046        9,726
                                     ======       ======
LONG-TERM INVESTMENTS
U.S. Treasury and agency notes       $4,592           --
Corporate notes                       3,153           --
                                     ------       ------
TOTAL                                $7,745           --
                                     ======       ======

Unrealized gain for the year ended December 31, 2001, was $14,000, which has been included in "Other comprehensive loss." Realized gains and losses are determined using the specific identification method. There were no significant realized gains or losses during 2001 or 2000. Contractual maturities of all investment securities at December 31, 2000, were less than one year.


NOTE 3  INVENTORIES

INVENTORIES CONSIST OF THE FOLLOWING AS OF DECEMBER 31:

(In thousands)         2001         2000
                      ------       ------
Raw materials         $  259          472
Work in process          372          845
Finished goods         1,164        1,268
                      ------       ------
Total                 $1,795        2,585
                      ======       ======


NOTE 4  INTANGIBLE ASSETS

INTANGIBLE ASSETS AS OF DECEMBER 31 ARE AS FOLLOWS:

(In thousands)                       2001           2000
                                    -------        -------
Patents                             $ 3,743          3,743
Other                                   380             --
Less accumulated amortization        (3,108)        (2,835)
                                    -------        -------
   TOTAL                            $ 1,015            908
                                    =======        =======

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 THE SPECTRANETICS CORPORATION AND SUBSIDIARIES


NOTE 5  ACCRUED LIABILITIES

ACCRUED LIABILITIES CONSIST OF THE FOLLOWING AS OF DECEMBER 31:

(In thousands)                        2001         2000
                                     ------       ------
Accrued payroll and related
  expenses                           $1,928        1,458
Accrued litigation and
  reorganization expenses               494        1,714
Accrued warranty expense                324          295
Accrued clinical study expense          537           --
Accrued royalty expense               2,419        2,163
Other accrued expenses                1,860        2,208
                                     ------       ------
Total                                $7,562        7,838
                                     ======       ======


NOTE 6  DEFERRED REVENUE

"Deferred revenue-current" in the amounts of $993,000 and $1,182,000 at December 31, 2001 and 2000, respectively, relates to payments in advance for various product maintenance contracts in which revenue is initially deferred and recognized over the life of the contract, which is generally one year.


NOTE 7  DEBT

During 1993, the Company issued a note payable in the amount of $1,050,000 to obtain certain patent rights. The note is for a ten-year period with annual payments of $105,000 due on May 1st. The note was non-interest bearing and was discounted to $827,000, using a discount rate of 5.75 percent. At December 31, 2001, the note had a remaining balance of $100,000.

During 1998, the Company entered into a $330,000 loan agreement collateralized by equipment held for rental or loan owned by Spectranetics International, B.V. The loan bears interest at 6.51 percent per annum and matures in December 2003. At December 31, 2001, the amount outstanding on this loan was $110,000.


ANNUAL MATURITIES OF DEBT FOR EACH OF THE NEXT TWO YEARS FOLLOW:

(In thousands)
2002                   $153
2003                     57
                       ----
TOTAL                  $210
                       ====


NOTE 8  LITIGATION SETTLEMENT

In October 2000, the Company entered into a settlement and release agreement with Baxter Healthcare Corporation (and its spin-off company, Edwards Life Sciences LLC - collectively, Baxter) related to a patent infringement lawsuit filed by Baxter in August 1999. The agreement provided that the Company and Baxter each release all claims and counterclaims against each other, and Spectranetics enter into a license agreement for use of certain patents in the United States and abroad until the expiration of the last patent on November 15, 2005.

The Company is required to pay a royalty through the life of the patents. In addition, the Company recorded a net charge of $3,654,000 during the year ended December 31, 2000, to reflect the cost of past royalties to the agreement date and legal fees related to this suit, offset by release of the Company's prior obligation to provide defined medical devices to United States Surgical Corporation, a division of Tyco International. United States Surgical Corporation transferred certain assets to Baxter in July 1999. In addition, Baxter returned to the Company 15 laser systems for resale. The payments for past royalties are being made in three annual installments beginning November 2000. As of December 31, 2001, accrued liabilities included $1,540,000 for past royalties that will be paid in November 2002.


NOTE 9  STOCK-BASED COMPENSATION AND EMPLOYEE BENEFIT PLANS

At December 31, 2001 and 2000, the Company had two stock-based compensation plans which are described below.


(a) STOCK OPTION PLANS

The Company maintains stock option plans that provide for the grant of incentive stock options, nonqualified stock options and stock appreciation rights. The plans provide that incentive stock options be granted with exercise prices not less than the fair market value at the date of grant. Options granted through December 31, 2001, vest over one to four years and expire ten years from the date of grant. Options granted to the Board of Directors vest immediately or over three years from the date of grant, and expire ten years from the date of grant. At December 31, 2001, there were 2,169,335 shares available for future issuance under these plans.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 THE SPECTRANETICS CORPORATION AND SUBSIDIARIES


THE FOLLOWING IS A SUMMARY OF OPTION ACTIVITY DURING THE THREE-YEAR PERIOD ENDED DECEMBER 31, 2001:

                                             WEIGHTED
                               SHARES        AVERAGE
                                UNDER        EXERCISE
                               OPTION         PRICE
                              ---------      --------
OPTIONS OUTSTANDING AT
DECEMBER 31, 1998             3,214,583        $3.19
Granted                         971,528         3.31
Exercised                       (82,068)        1.95
Canceled                       (223,847)        3.85
                              ---------        -----
OPTIONS OUTSTANDING AT
DECEMBER 31, 1999             3,880,196        $3.21
Granted                       1,152,737         3.61
Exercised                      (335,479)        2.67
Canceled                       (282,214)        3.50
                              ---------        -----
OPTIONS OUTSTANDING AT
DECEMBER 31, 2000             4,415,240        $3.33
Granted                         937,557         2.11
Exercised                       (11,095)        3.00
Canceled                       (267,907)        3.82
                              ---------        -----
OPTIONS OUTSTANDING AT
DECEMBER 31, 2001             5,073,795        $3.09
                              =========        =====


At December 31, 2001, the weighted average remaining contractual life of outstanding options was 6.9 years, and 3,461,744 options were exercisable at a weighted average exercise price of $3.16 per share.

The per-share weighted-average fair value of stock options granted during 2001, 2000 and 1999, was $1.55, $2.73 and $2.55 per share, respectively, on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: 2001-expected dividend yield of zero percent, risk-free interest rate of 4.3 percent, expected volatility of 91 percent, and an expected life of 6.20 years; 2000-expected dividend yield of zero percent, risk-free interest rate of five percent, expected volatility of 101 percent, and an expected life of 6.06 years; 1999-expected dividend yield of zero percent, risk-free interest rate of 6.2 percent, expected volatility of 99 percent, and an expected life of 5.87 years.

OUTSTANDING AND EXERCISABLE BY PRICE RANGE AS OF DECEMBER 31, 2001:

                                             NUMBER             WEIGHTED                              NUMBER
               RANGE OF                   OUTSTANDING            AVERAGE        WEIGHTED             EXERCISABLE         WEIGHTED
          EXERCISE PRICES                    AS OF              REMAINING        AVERAGE                AS OF             AVERAGE
     LOW                 HIGH          DECEMBER 31, 2001    CONTRACTUAL LIFE  EXERCISE PRICE      DECEMBER 31, 2001   EXERCISE PRICE
-------------       -------------      -----------------    ----------------  --------------      -----------------   -------------
$        0.84       $        1.12           104,917                5.11       $        0.84             104,917       $        0.84
         1.31                1.56           512,250                8.74                1.55             226,063                1.54
         1.63                1.75           615,183                7.63                1.66             367,802                1.68
         1.81                2.63           485,966                8.10                2.26             178,903                2.03
         2.66                3.03           901,857                6.74                2.85             654,759                2.90
         3.03                3.13           469,558                7.05                3.10             382,995                3.09
         3.19                3.31           548,254                5.17                3.32             548,254                3.32
         3.31                4.41           632,982                7.25                3.76             433,673                3.72
         4.44                6.38           782,420                6.44                5.41             543,970                5.18
         7.38               21.80            20,408                0.84                9.56              20,408                9.56
                                          ---------                                                   ---------
                                          5,073,795                                                   3,461,744
                                          =========                                                   =========

As discussed in Note 1, the Company applies APB 25 in accounting for its plans and, accordingly, because the Company grants options at or above fair value on the date of grant, no compensation cost has been recognized for stock option grants to employees in the accompanying consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options and stock purchase plan shares, as discussed below, under SFAS No. 123, the Company's net income (loss) and income (loss) per share would have been the pro forma amounts shown below:

(In thousands, except
per-share amounts)               2001             2000             1999
                               ---------        ---------        ---------
NET INCOME (LOSS)
As reported                    $     590           (8,698)           5,169
Pro forma                         (1,755)         (10,912)           2,751
                               ---------        ---------        ---------

NET INCOME (LOSS)
PER SHARE, BASIC
As reported                    $    0.03            (0.37)            0.23
Pro forma                          (0.07)           (0.47)            0.12
                               ---------        ---------        ---------

INCOME (LOSS) PER SHARE,
ASSUMING FULL DILUTION
As reported                    $    0.02            (0.37)            0.23
Pro forma                          (0.07)           (0.47)            0.12
                               ---------        ---------        ---------


Pro forma net income (loss) reflects only options and stock purchase rights granted in 1995 and after. Therefore, the full impact of calculating compensation cost for stock options and stock purchase rights under SFAS No. 123 is not reflected in the pro forma net income (loss) amounts presented above because compensation is recognized over the option or purchase right vesting period, and compensation cost for options and stock purchase rights granted prior to January 1, 1995, is not considered.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 THE SPECTRANETICS CORPORATION AND SUBSIDIARIES

(b) STOCK PURCHASE PLAN

In September 1992, the Company adopted an employee stock purchase plan, which provides for the sale of up to 850,000 shares of common stock. The plan provides eligible employees the opportunity to acquire common stock in accordance with
Section 423 of the Internal Revenue Code of 1986. Stock can be purchased each six-month period per year (twice per year). The purchase price is equal to 85 percent of the lower of the price at the beginning or the end of the six-month period. Shares issued under the plan totaled 162,525, 53,213 and 44,295 in 2001, 2000 and 1999, respectively.

Under SFAS No. 123, compensation cost is recognized for the fair value of the employees' purchase rights, which was estimated using the Black-Scholes model with the following assumptions: 2001-expected dividend yield of zero percent, risk-free interest rate of 1.67 percent, expected volatility of 94 percent, and an expected life of six months; 2000-expected dividend yield of zero percent, risk-free interest rate of 5.17 percent, expected volatility of 109 percent, and an expected life of six months; 1999-expected dividend yield of zero percent, risk-free interest rate of 5.68 percent, expected volatility of 79 percent, and an expected life of six months. The weighted average fair value of purchase rights granted in 2001, 2000 and 1999 was $1.43, $0.91, and $1.25, respectively, per right.

(c) 401(k) PLAN

The Company maintains a salary reduction savings plan under section 401(k) of the Internal Revenue Code, which the Company administers for participating employees' contributions. All full-time employees are covered under the plan after meeting minimum service requirements. The Company has made no contributions to the plan.

NOTE 10  NET INCOME (LOSS) PER SHARE

(In thousands)                  2001          2000            1999
                               -------       -------        -------
NET INCOME (LOSS)
Income (loss) from
 continuing operations         $   590        (8,528)        (4,216)
Gain/income
 (income taxes) from
 discontinued operations            --          (170)         9,385
                               -------       -------        -------
Net income (loss)              $   590        (8,698)         5,169
                               =======       =======        =======
COMMON SHARES
OUTSTANDING
Historical common
 shares outstanding
 at beginning of year           23,426        23,037         19,110
Weighted average
 common shares issued              121           261          3,297
                               -------       -------        -------
Weighted average
 common shares
 outstanding - basic           $23,547        23,298         22,407
Effect of dilution -
 stock options                     614            --             --
                               -------       -------        -------
Weighted average
 common shares
 outstanding - diluted          24,161        23,298         22,407
                               =======       =======        =======
EARNINGS PER COMMON
AND COMMON EQUIVALENT
SHARE
Income (loss) from
 continuing operations         $  0.03         (0.36)         (0.19)
Income (loss) from
 discontinued operations            --         (0.01)          0.42
                               -------       -------        -------
Net income (loss)
 per share                        0.03         (0.37)          0.23
                               =======       =======        =======
EARNINGS PER SHARE,
ASSUMING FULL DILUTION
Income (loss) from
 continuing operations         $  0.02         (0.36)         (0.19)
Income (loss) from
 discontinued operations            --         (0.01)          0.42
                               -------       -------        -------
Net income (loss)
 per share                        0.02         (0.37)          0.23
                               =======       =======        =======

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 THE SPECTRANETICS CORPORATION AND SUBSIDIARIES


NOTE 11  LEASES

The Company leases certain equipment under capital leases, and office space, furniture and equipment under noncancelable operating leases with initial terms that expire at various dates through 2005.


INCLUDED IN MANUFACTURING EQUIPMENT AND COMPUTERS ARE THE FOLLOWING AMOUNTS RELATING TO ASSETS HELD UNDER CAPITAL LEASES AS OF DECEMBER 31:

(In thousands)                      2001        2000
                                    ----        ----
Manufacturing equipment
  and computers                     $ 69          69
Less accumulated amortization        (69)        (61)
                                    ----        ----
TOTAL                               $ --           8
                                    ====        ====

THE PRESENT VALUE OF FUTURE MINIMUM CAPITAL LEASE PAYMENTS AND FUTURE MINIMUM LEASE PAYMENTS UNDER NONCANCELABLE OPERATING LEASES AS OF DECEMBER 31, 2001, ARE AS FOLLOWS:

                                           CAPITAL    OPERATING
(In thousands)                             LEASES       LEASES
                                           -------    ---------
Years ending December 31
  2002                                      $ 19        $447
  2003                                        --         228
  2004                                        --         100
  2005                                        --           4
                                            ----        ----
Total minimum lease payments                  19        $779
Less amounts representing interest            (1)         --
                                            ----        ----
Present value of net minimum lease
  payments                                    18          --
Less current portion of
  capital lease obligations                  (18)         --
                                            ----        ----
CAPITAL LEASE OBLIGATIONS, NONCURRENT       $ --          --
                                            ====        ====


Rent expense under operating leases totaled approximately $525,000, $562,000 and $491,000 for the years ended December 31, 2001, 2000 and 1999, respectively.


NOTE 12  INCOME TAX

At December 31, 2001, we had net operating loss carryforwards for U.S. federal income tax purposes of approximately $52 million, which are available to offset future federal taxable income, if any, and expire at varying dates from 2003 through 2021. The annual use of the net operating loss carryforwards is limited under Section 382 of the Internal Revenue Code of 1986. An alternative minimum tax credit carryforward of $253,000 is available to offset future tax liabilities and has no expiration date. The Company also has tax loss carryforwards in the Netherlands, which have no expiration date, of approximately 64 million Dutch guilders ($25 million U.S. dollars) available to offset future taxable income, if any.

We also had research and experimentation tax credit carryforwards for federal income tax purposes at December 31, 2001, of approximately $3 million, which are available to reduce future federal income taxes, if any, and expire at varying dates through 2021. The annual use of portions of the research and experimentation credit carryforwards is also limited under Section 382 of the Internal Revenue Code of 1986.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 THE SPECTRANETICS CORPORATION AND SUBSIDIARIES


THE TAX EFFECTS OF TEMPORARY DIFFERENCES THAT GIVE RISE TO SIGNIFICANT PORTIONS OF THE DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES AT DECEMBER 31 ARE AS
FOLLOWS:

(In thousands)                                  2001            2000
                                              --------        --------
DEFERRED TAX ASSETS
Net operating loss carryforwards--
  U.S. and related states                     $ 20,559          30,199

Foreign net operating loss
  carryforwards                                 10,022           7,974

Research and experimentation tax
  credit and other carryforwards                 2,889           3,169

Royalty reserve, due to accrual
  for financial reporting purposes                 967           1,421

Warranty reserve, due to accrual
  for financial reporting purposes                 107              80

Accrued liabilities, not deducted
  until paid for tax purposes                      749             562

Inventories, principally due to accrual
  for obsolescence for financial
  reporting purposes, net of
  additional costs inventoried for
  tax purposes                                     (21)            146

Equipment, primarily due to
  differences in cost basis and
  depreciation methods                             (71)             56

Deferred revenue, due to deferral
   for financial reporting purposes                377             370

Alternative minimum tax credit                     253             253

Other                                               83              63
                                              --------        --------
Total gross deferred tax assets                 35,914          44,293
Less valuation allowance                       (35,914)        (44,293)
                                              --------        --------
NET DEFERRED TAX ASSETS                       $     --              --
                                              ========        ========

The Company has recorded a valuation allowance equal to the gross deferred tax asset at December 31, 2001 and 2000, due to the uncertainty of realization. The net change in the valuation allowance includes the effect of state income taxes, temporary differences for financial statement and tax purposes, and the utilization of the Company's net operating loss and other carryforwards.

INCOME TAX BENEFIT ATTRIBUTABLE TO LOSS FROM CONTINUING OPERATIONS DIFFERED FROM THE AMOUNTS COMPUTED BY APPLYING THE U.S. FEDERAL INCOME TAX RATE OF 34 PERCENT TO LOSS FROM CONTINUING OPERATIONS AS A RESULT OF THE FOLLOWING:

(In thousands)                   2001           2000           1999
                                -------        -------        -------
Computed expected
 tax benefit                    $   201         (2,900)        (1,433)
Reduction (increase)
 in income taxes
 resulting from:
   State and local income
    taxes, net of federal
    benefit                          42           (338)          (167)
   Permanent differences            144            144            262
   Change in valuation
    allowance                    (8,379)         2,932         (1,918)
   Utilization of net
    operating loss
    carryforward                  8,100             --          3,564
   Foreign operations              (108)           162           (238)
   Other, net                        --             --            (70)
                                -------        -------        -------
TOTAL                           $    --             --             --
                                =======        =======        =======

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 THE SPECTRANETICS CORPORATION AND SUBSIDIARIES


NOTE 13  CONCENTRATIONS OF CREDIT RISK

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

The Company's accounts receivable are due from a variety of health care organizations and distributors throughout the United States and Europe. No single customer represented more than ten percent of accounts receivable for any period. The Company provides for uncollectible amounts upon recognition of revenue and when specific credit problems arise. Management's estimates for uncollectible amounts have been adequate during historical periods, and management believes that all significant credit risks have been identified at December 31, 2001.

The Company has not entered into any hedging transactions nor any transactions involving financial derivatives.


NOTE 14  SEGMENT AND GEOGRAPHIC REPORTING

An operating segment is a component of an enterprise whose operating results are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance. The primary performance measure used by management is net income or loss. As a result of the sale of PTI in June 1999, the Company operates in one distinct line of business consisting of developing, manufacturing, marketing and distributing of a proprietary excimer laser system and related accessory products for the treatment of certain coronary and vascular conditions. The Company has identified two reportable geographic segments within this line of business: U.S. Medical and Europe Medical. U.S. Medical and Europe Medical offer the same products and services, but operate in different geographic regions and have different distribution networks. Additional information regarding each reportable segment is shown below.


(a) U.S. MEDICAL

Products offered by this reportable segment include an excimer laser unit (equipment), fiber-optic delivery devices and related accessory products (disposables), and service of the excimer laser unit (service). The Company is subject to product approvals from the FDA. At December 31, 2001, FDA-approved products were used in conjunction with coronary atherectomy and the removal of non-functioning leads from pacemakers and cardiac defibrillators. This segment's customers are primarily located in the United States; however, the geographic areas served by this segment also include Canada, Mexico, South America, the Pacific Rim and Australia.

U.S. Medical is also corporate headquarters for the Company. Accordingly, research and development, as well as corporate administrative functions, are performed within this reportable segment. As of December 31, 2001, 2000 and 1999, cost allocations of these functions to Europe Medical have not been performed. Allocations to income from operations of discontinued industrial subsidiary for general and administrative activities totaled $190,000 for the year ended December 31, 1999.

Revenue associated with intersegment transfers to Europe Medical was $1,074,000, $1,626,000 and $1,372,000 for the years ended December 31, 2001, 2000 and 1999, respectively. Revenue is based upon transfer prices, which provide for intersegment profit that is eliminated upon consolidation. For each of the years ended December 31, 2001, 2000 and 1999, intersegment revenue and intercompany profits are not included in the segment information in the table shown below.


(b) EUROPE MEDICAL

The Europe Medical segment is a marketing and sales subsidiary located in the Netherlands that serves Europe and the Middle East. Products offered by this reportable segment are the same as those offered by U.S. Medical. The Company has received CE mark approval for products that relate to three applications of excimer laser technology: coronary atherectomy, lead removal and peripheral atherectomy to clear blockages in leg arteries.

SUMMARY FINANCIAL INFORMATION RELATING TO REPORTABLE CONTINUING SEGMENT OPERATIONS IS SHOWN BELOW. INTERSEGMENT TRANSFERS, AS WELL AS INTERCOMPANY ASSETS AND LIABILITIES, ARE EXCLUDED FROM THE INFORMATION PROVIDED:

(In thousands)          2001          2000         1999
                      -------       -------       -------
REVENUE
Equipment             $ 4,429         3,603         3,870
Disposables            17,396        17,162        12,856
Service                 3,440         2,936         2,541
Other                     319           351           190
                      -------       -------       -------
 Subtotal -
 U.S. Medical          25,584        24,052        19,457
                      -------       -------       -------
Equipment                 113           588           436
Disposables             1,825         1,708         2,094
Service                   286           552           318
                      -------       -------       -------
 Subtotal -
 Europe Medical         2,224         2,848         2,848
                      -------       -------       -------
TOTAL REVENUE         $27,808        26,900        22,305
                      =======       =======       =======


In 2001, 2000 and 1999, no individual customer represented ten percent or more of consolidated revenue.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 THE SPECTRANETICS CORPORATION AND SUBSIDIARIES

(In thousands)                  2001          2000           1999
                              -------       -------        -------
INTEREST INCOME
U.S. Medical                  $   574           910            768
Europe Medical                     20            13              3
                              -------       -------        -------
Total interest income         $   594           923            771
                              =======       =======        =======
INTEREST EXPENSE
U.S. Medical                  $   132            89            137
Europe Medical                     18            15             19
                              -------       -------        -------
Total interest expense        $   150           104            156
                              =======       =======        =======
DEPRECIATION EXPENSE
U.S. Medical                  $ 1,419         1,302            845
Europe Medical                     28            89            165
                              -------       -------        -------
Total depreciation            $ 1,447         1,391          1,010
                              =======       =======        =======
AMORTIZATION EXPENSE
U.S. Medical                  $   342           340            330
Europe Medical                     43            --             --
                              -------       -------        -------
Total amortization            $   385           340            330
                              =======       =======        =======
SEGMENT NET
 INCOME (LOSS)
U.S. Medical                  $   445        (6,165)        (2,317)
Europe Medical                    145        (2,363)        (1,899)
                              -------       -------        -------
Total net income (loss)       $   590        (8,528)        (4,216)
                              =======       =======        =======
SEGMENT ASSETS
U.S. Medical                  $24,141        25,231         32,298
Europe Medical                  1,572         2,129          1,740
                              -------       -------        -------
Total assets                  $25,713        27,360         34,038
                              =======       =======        =======
CAPITAL EXPENDITURES
U.S. Medical                  $   290           566            395
Europe Medical                     --            13             36
                              -------       -------        -------
Total capital
 expenditures                 $   290           579            431
                              =======       =======        =======

THE COMPANY OPERATES IN SEVERAL COUNTRIES OUTSIDE OF THE UNITED STATES. REVENUE FROM FOREIGN OPERATIONS BY SEGMENT IS SUMMARIZED AS FOLLOWS:

                             2001         2000         1999
                            ------       ------       ------
U.S. Medical                $  746          306          764
Europe Medical               2,224        2,848        2,848
                            ------       ------       ------
TOTAL FOREIGN REVENUE       $2,970        3,154        3,612
                            ======       ======       ======

There were no individual countries, other than the United States, that represented at least ten percent of consolidated revenue in 2001, 2000 or 1999. Long-lived assets located in foreign countries are concentrated in Europe, and totaled $429,000 and $134,000 as of December 31, 2001 and 2000, respectively.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 THE SPECTRANETICS CORPORATION AND SUBSIDIARIES


NOTE 15  REORGANIZATION COSTS

DURING THE YEAR ENDED DECEMBER 31, 2001, REORGANIZATION COSTS PRIMARILY ASSOCIATED WITH THE ELIMINATION OF THE DIRECT SALES ORGANIZATION IN GERMANY TOTALED $1,200,000 AND ARE AS FOLLOWS:

                             ACCRUED      AMOUNTS      ACCRUED
                           COSTS AS OF     PAID      COSTS AS OF
                           DECEMBER 31,   DURING     DECEMBER 31,
(In thousands)                 2000        2001          2001
                           ------------   -------    ------------
Termination and
  severance costs            $  700          513          187
Legal fees                      150          150           --
Cancellation of
  contracts and leases          172          168            4
Other                            38           38           --
                             ------       ------       ------
TOTAL                        $1,060          869          191
                             ======       ======       ======


Additional costs of $140,000 relate primarily to a provision for bad debt expense associated with the restructuring as of December 31, 2000. At December 31, 2001, this provision had a balance of $15,000.

The termination and severance costs relate to eight employees within the sales organization in Germany. Effective January 1, 2001, a direct sales organization was no longer used in Germany; instead, a distributor has been contracted to continue selling the Company's products in Germany. The remaining reorganization costs accrued at December 31, 2001, are expected to be paid in 2002.


NOTE 16  COMMITMENTS AND CONTINGENCIES

The Company generally provides a one-year warranty on the sale of its excimer laser. The Company records warranty expense within cost of revenue at the time of the sale. As warranty costs are incurred, they are charged against the warranty liability.

The Company is obligated under various licensing and royalty agreements, which require the Company to pay royalties based on a percentage of net sales of certain products, subject to minimum and maximum amounts for certain agreements. The agreements expire at various dates concurrent with the expiration dates of the respective patents.


NOTE 17  VALUATION AND QUALIFYING ACCOUNTS

                                                      BALANCE AT  ADDITIONS                BALANCE
                                                      BEGINNING    CHARGED                 AT END
(In thousands)                                         OF YEAR    TO EXPENSE  DEDUCTIONS   OF YEAR
                                                      ----------  ----------  ----------   -------
YEAR ENDED DECEMBER 31, 1999
Accrued warranty liability                                435         332         357         410
Accrued royalty liability                                 384       1,044       1,149         279
Allowance for doubtful accounts and sales returns         228          49         157         120
Accrued litigation and reorganization reserves             --       1,358          70       1,288
                                                        -----       -----       -----       -----
YEAR ENDED DECEMBER 31, 2000
Accrued warranty liability                                410         280         395         295
Accrued royalty liability                                 279       6,666       3,367       3,578*
Allowance for doubtful accounts and sales returns         120         371          93         398
Accrued litigation and reorganization reserves          1,288       1,452       1,026       1,714
                                                        -----       -----       -----       -----
YEAR ENDED DECEMBER 31, 2001
Accrued warranty liability                                295         240         211         324
Accrued royalty liability                               3,578       1,419       2,578       2,419**
Allowance for doubtful accounts and sales returns         398         332          88         642
Accrued litigation and reorganization reserves          1,714          --       1,220         494
                                                        -----       -----       -----       -----

* Total includes $3,080,000 of litigation settlement obligations consisting of $1,665,000 in accrued liabilities and $1,415,000 classified as long-term portion of litigation settlement obligations.

**  Total includes $1,540,000 of litigation settlement obligations.

NOTE 18  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

(In thousands, except
per-share amounts)                                     2001                                          2000
                                  -------------------------------------------   ----------------------------------------------
                                     Q1           Q2          Q3        Q4        Q1          Q2           Q3             Q4
                                  -------      -------     -------    -------   -------     -------      -------       -------
Net sales                         $ 6,027        7,403       7,214      7,164     6,662       6,808        6,369         7,061
Gross profit                        4,217        5,016       5,055      5,061     4,388       4,722        4,519         4,989
Income (loss) from
  continuing operations              (556)         182         522        442      (894)       (977)      (4,644)(1)    (2,013)(2)
Net income (loss)                 $  (556)         182         522        442      (894)       (977)      (4,644)(1)    (2,183)(2,3)
Income (loss) from continuing
  operations per share            $ (0.02)        0.01        0.02       0.02     (0.04)      (0.04)       (0.20)(1)     (0.08)(2)
Net income (loss)
  per share                       $ (0.02)        0.01        0.02       0.02     (0.04)      (0.04)       (0.20)(1)     (0.09)(2)

Unusual or infrequent items:

(1)   Includes $3,654 of litigation settlement costs, net.

(2)   Includes $1,200 of reorganization costs.

(3)   Includes $170 of tax expense on a discontinued operation.